
09036953

2008 Annual Report





Large enough to serve, small enough to care.


LNB
Bancorp, Inc.

LARGE ENOUGH TO SERVE, SMALL ENOUGH TO CARE.

We are proud to share the LNB Bancorp, Inc. 2008 Annual Report with you.

While the year 2008 presented its challenges for all of us, LNB continued its rich heritage as a strong and stable community bank.

With more than $1.1 billion in assets and convenient offices and access to its products and services, LNB has ample resources to serve the needs of its customers and communities across Northeast Ohio – now more than ever before. Yet it still prides itself in its abilities as a community bank and its 103-year history of serving our customers in a superior fashion.

As an independent community bank, LNB focuses on customer service, local decision-making and a commitment to our communities. LNB remains active in numerous ways to help support the growth and vitality of our communities, whether through loans to spur economic growth, support of civic and charitable organizations or the active involvement of our employees in those organizations.

We thank our employees, our customers, our community partners and our shareholders for the continued confidence they have shown in our company. Our promise to all of you is a continued focus on serving you from a position of strength and stability.



CORPORATE INFORMATION

Corporate Profile

LNB Bancorp, Inc. is a $1.1 billion financial holding company. The Lorain National Bank, LNB Bancorp's primary subsidiary, provides a full spectrum of financial services, including full-service community banking, specializing in commercial, personal banking services, residential mortgage lending and investment and trust services. Lorain National Bank serves customers through 21 retail-banking centers and twenty-eight 24-hour ATMs in Lorain, eastern Erie, western Cuyahoga and Summit counties.

North Coast Community Development Corporation, a wholly owned subsidiary of The Lorain National Bank, provides qualified community businesses with debt financing. NCCDC offers commercial loans with preferred interest rates on projects that meet the standards for the New Markets Tax Credit Program.

For brokerage services, the Bank operates under an agreement with Investment Centers of America, a member of FINRA/SIPC. Investment Centers offers mutual funds, variable annuity and life insurance products, along with investments in stocks and bonds.

Our Vision

The vision of LNB Bancorp, Inc. is to be recognized as a high growth, efficiently managed independent community bank.

Our Mission

The mission of LNB Bancorp, Inc. is to be a profitable, responsible, independent business that provides extraordinary service to our customers and community, while maximizing shareholder value and creating a high-quality and challenging work environment for our associates.







CONTENTS

INVESTOR INFORMATION

Corporate Headquarters

LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-6000
Toll Free: (800) 860-1007

Corporate Website and E-mail Address

For up-to-date corporate, financial and product information.

www.4LNB.com
InvestorRelations@4LNB.com

Corporate Financial Information

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission. Copies of Form 10-K and other filings are available at **www.4LNB.com** or by contacting Investor Relations. Analysts, shareholders and investors seeking additional corporate and financial information about LNB Bancorp, Inc. should contact Investor Relations at:

LNB Bancorp, Inc.
Telephone: (440) 244-7317
Investor Relations
Telefax: (440) 244-4815
457 Broadway
Lorain, Ohio 44052-1769

Web Site Access to United States Securities and Exchange Commission Filings

All reports filed electronically by LNB Bancorp, Inc. with the United States Securities and Exchange Commission (SEC), including the Annual Report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as any amendments to those reports, are accessible at no cost on the Corporation's Web site at **www.4LNB.com**. These filings are accessible on the SEC's Web site at www.sec.gov.

Independent Registered Public Accounting Firm

Plante & Moran, PLLC
65 East State Street, Suite 600
Columbus, Ohio 43215

Privacy Policy

The Privacy Policy of LNB Bancorp, Inc. and subsidiary companies describes how we safeguard customers' financial privacy. For more information, visit our website at **www.4LNB.com** or call (440) 244-7107.

Stock Transfer Agent and Registrar

Shareholders who hold their shares in physical certificates and have requests for information about their share balances, a change in name or address, lost certificates, or other shareholder account matters should call or write:

Registrar and Transfer Company
Investor Relations Department
10 Commerce Drive
Cranford, New Jersey 07016-9982
Toll Free: (800) 368-5948

Stock Listing

LNB Bancorp, Inc. common stock is traded on the NASDAQ Stock Market® under the ticker symbol LNBB.


LNBB
NASDAQ
LISTED

LNBB Direct Stock Purchase and Dividend Reinvestment Plan

You may buy LNB Bancorp, Inc. common stock directly from LNB Bancorp, Inc. through optional cash payments or automatic monthly deductions from your bank account. You also may have your dividends reinvested automatically. This is not an offer of LNB Bancorp, Inc. stock. To obtain a prospectus or more information about the LNBB Direct Stock Purchase and Dividend Reinvestment Plan, call (800) 368-5948.

Dividend Information

Complete dividend information is disclosed in the Form 10-K included with this report.

Quarterly Earnings Reporting

For 2009, LNB Bancorp, Inc.'s quarterly earnings are anticipated to be announced on or about the fourth week of April, July and October 2009 and January 2010. You may obtain a copy of the earnings release by accessing it at **www.4lnb.com** or by calling LNB at (440) 244-7317.

FINANCIAL HIGHLIGHTS FOR LNB BANCORP, INC.

December 31, (Dollars in thousands, except per share data and ratios)	2008	2007	2006
Financial Position			
Assets	$ 1,136,135	$ 1,056,645	$ 851,098
Securities	234,313	212,594	155,688
Net loans	791,899	745,778	621,033
Deposits	921,175	856,941	717,261
Other borrowings	96,905	106,932	57,249
Shareholders' equity	107,059	82,653	68,697
Financial Results for the Year			
Interest income	$ 58,328	$ 58,762	$ 49,242
Interest expense	26,189	29,092	20,635
Net interest income	32,139	29,670	28,607
Provision for loan losses	6,809	2,255	2,280
Noninterest income	12,459	11,499	9,751
Noninterest expense	34,281	31,751	28,985
Income taxes	112	1,651	1,669
Net income	3,396	5,512	5,424
Preferred stock dividend and amortization	91	–	–
Net income available to common shareholders	3,305	5,512	5,424
Per Common Share Data			
Basic earnings	$ .45	$ .79	$ .84
Diluted earnings	.45	.79	.84
Cash dividends	.54	.72	.72
Book value (year-end)	11.22	11.33	10.66
Market value (year-end)	5.25	14.65	16.05
Financial Performance Ratios			
Return on average assets (ROAA)	.31 %	.58 %	.66 %
Return on average shareholders' equity (ROAE)	4.09	7.06	7.89
Net interest margin	3.23	3.39	3.78
Efficiency ratio	76.12	76.41	76.03
Loans/deposits	87.23	87.94	87.60
Dividend payout	120.00	91.13	85.71
Capital Ratios			
Core capital (Tier I)/Risk-adjusted assets	9.24 %	9.59 %	9.53 %
Total capital (Tier I Plus Tier II)/Risk-adjusted assets	13.44	10.53	10.56
Leverage ratio (Tier I/Average assets)	7.20	7.92	8.07
Average shareholders' equity to average assets	7.67	8.15	8.39
Market Ratios			
Price/earnings (X)	11.67	18.54	19.11
Price/book (%)	46.79	129.30	150.56
Dividend yield (%)	10.29	4.91	4.49

CHAIRMAN'S MESSAGE



James R. Herrick

To Our Shareholders,

I am pleased to share some thoughts with you regarding LNB Bancorp, Inc. and the events of 2008. The past year proved to be a challenging one for all of us and particularly for those in the financial services industry. I am proud to say that your Board of Directors and management faced these challenges head on with a thoughtful strategy that maintained profitability, grew revenue and aggressively addressed credit quality issues. As a result of this ability to meet such challenges, I am genuinely excited about the company for the future.

Our ability to weather the economic trials of the past year are due largely to two major factors. First the strategy your Board and management embarked upon over the past three years, which included major investments in Lorain County and surrounding markets, has proven to be extremely helpful to our long-term stability. Second, the dedication, perseverance and professionalism of the men and women of LNB in meeting these economic challenges is truly commendable and on behalf of the Board of Directors of LNB, I want to express my sincere appreciation for their efforts.

LNB is a strong and stable financial institution because we have not lost sight of our vision to successfully position it as the community bank of choice in our markets. As I mentioned a year ago, a strong community bank like LNB is an important asset in the markets we serve. It is more important than ever for a strong community bank like LNB to remain an important and caring leader in our communities. We will continue to partner in meaningful ways to help our fellow citizens, business and community institutions emerge from these economic challenges and prosper.

I would like to pay special tribute to two close associates whose passing in the past year has saddened us all. Stanley G. Pijor, former chairman, president and CEO of LNB died March 27, 2008. Stan had a career with LNB that spanned more than half a century. His outstanding business acumen and civic leadership are unparalleled. Stan's leadership and vision laid the foundation for the strong independent community bank we enjoy today. We also mourn the passing of Kevin C. Martin, who died in February of 2009. Kevin, president and chief executive officer of EMH Regional Healthcare System, was a solid contributor to the LNB Board of Directors over the past three years and he was a distinguished leader in the community. Our thoughts and prayers are with both of their families.

In closing, you should know that your Board will continue to put forth a great deal of time and effort to ensure we continue on a solid path even through these tough economic times. We especially thank you, our shareholders, for your confidence in this great company.

James R. Herrick
Chairman of the Board

PRESIDENT'S MESSAGE


Daniel E. Klimas

To Our Shareholders,

I would like to provide you with some perspective on 2008 – a most challenging year for our company, but at the same time a year that produced strong evidence of our inherent strength and stability.

We are all too aware of the financial turmoil of the last year, yet faced with these events, LNB Bancorp effectively managed to post a profitable and solid core operating performance in 2008. This was at a time when other financial institutions across the nation were reporting record losses.

Despite difficult asset quality issues, historically low interest rates and mounting local and national economic pressures, LNB was able to grow revenue and deposits over the course of 2008. A few examples: total assets grew by nearly $80 million, deposits climbed by $64 million and portfolio loans increased $50 million.

I am truly heartened by this strong performance in light of these tough economic conditions. These results would not have been possible had we not made several significant strategic investments over the past three years. These investments included adding new offices in growth areas of Lorain County, expanding our presence in Cuyahoga County and acquiring Morgan Bank. Without those important decisions the past year would have certainly been much more difficult to navigate.

Along with those investments, we also took difficult and appropriate steps to increase our loan loss provision in light of what proved to be a continuing asset quality challenge throughout the year.

Our balance sheet has remained strong and the bank is well-capitalized at all levels. To ensure continued strength and stability, LNB decided to participate in the TARP Capital Purchase Program, a voluntary program designed to help healthy institutions build capital to support the U.S. economy by increasing the flow of financing to businesses and consumers. The TARP investment provides us an excellent opportunity to build upon our already strong, well-capitalized position. We look forward to using some of this additional capital to further invest in the growth and economic recovery of our communities.

As of this writing, a number of federal stimulus programs were being introduced to hopefully improve the economic climate. It is unclear when or whether these steps will be effective. Meanwhile, our focus remains clear. We will continue pursuing our strategy, positioning LNB as a community bank of scale in Northeast Ohio. Based on our ability to grow revenue in difficult times and appropriately addressing any asset quality and expense management issues, we have reason for optimism. We are confident that we are placing the company in an excellent position for the time when the economy does rebound.

These achievements over the past year certainly reflect the hard work and professionalism of our associates, the support of our Board of Directors and the continuing loyalty of our customers. Finally, we thank you, our shareholders, for your continued interest and support in your company.

Daniel E. Klimas
President and Chief Executive Officer

LNB Bancorp

457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-7185
Toll-free: (800) 860-1007

LNB Bancorp, Inc., a holding company and parent company of The Lorain National Bank.

Officers

James R. Herrick
Chairman of the Board

Daniel E. Klimas
President and Chief Executive Officer

Sharon L. Churchill, CPA
Chief Financial Officer

David Harnett
Senior Vice President
Chief Credit Officer

Robert F. Heinrich
Vice President
Director of Risk Management
and Corporate Secretary

Mary E. Miles
Senior Vice President
Director of Human Resources,
Professional Development & Security

Frank A. Soltis
Senior Vice President
Director of Technology & Operations

The Lorain National Bank

457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-6000
Toll-free: (800) 860-1007

The Lorain National Bank operates 21 banking centers and 28 ATMs offering personal, residential mortgage lending and commercial banking products and services; investment management and trust services; 24-hour telephone banking and internet banking at **www.4LNB.com**.

Officers

Daniel E. Klimas
President and Chief Executive Officer

Craig J. Bertea
Senior Vice President
Senior Trust Officer

Peter R. Catanese
Senior Vice President
Director of Marketing

Sharon L. Churchill, CPA
Chief Financial Officer

David Harnett
Senior Vice President
Chief Credit Officer

Robert F. Heinrich
Vice President
Director of Risk Management
and Corporate Secretary

Mary E. Miles
Senior Vice President
Director of Human Resources, Professional
Development & Security

Kevin W. Nelson
Senior Vice President
Director of Indirect Lending

John D. Simacek
Senior Vice President
Senior Retail Executive

Frank A. Soltis
Senior Vice President
Director of Technology & Operations

North Coast Community Development Corporation

457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-7212

A wholly-owned subsidiary of The Lorain National Bank, its mission is to provide commercial loans and financial services to low and moderate communities in Lorain County, Ohio.

Officers

Daniel E. Klimas
Chairman & President

Robert F. Heinrich
Secretary

Sharon L. Churchill, CPA
Treasurer

Evelyn C. France
Community Development
Director

DIRECTORS OF LNB BANCORP AND SUBSIDIARIES

LNB Bancorp and The Lorain National Bank

James R. Herrick
Chairman of the Board; LNB Bancorp, Inc. and The Lorain National Bank
President; Liberty Auto Group, Inc.

James F. Kidd
Vice Chairman of the Board; LNB Bancorp, Inc.

Daniel E. Klimas
President and Chief Executive Officer; LNB Bancorp, Inc. and The Lorain National Bank

Daniel P. Batista
Chairman of the Board; Wickens, Herzer, Panza, Cook & Batista L.P.A.

Robert M. Campana
Managing Director; P. C. Campana, Inc.

J. Martin Erbaugh
President; JM Erbaugh Co.

Terry D. Goode
Vice President; LandAmerica Financial Group, Inc. and Lorain County Title Company

Lee C. Howley
President; Howley Bread Group Ltd.

Daniel G. Merkel
Retired Regional President; Republic Bancorp, Inc.

Benjamin G. Norton
Human Resource Consultant; LTI Power Systems

Thomas P. Perciak
Mayor of Strongsville, Ohio

Jeffrey F. Riddell
President and Chief Executive Officer; Consumers Builders Supply Co.

John W. Schaeffer, M.D.
President; North Ohio Heart Center, Inc.

Donald F. Zwilling, CPA
Shareholder & Director; Barnes Wendling CPAs

North Coast Community Development Corporation

Daniel E. Klimas
Chairman of the Board
President and Chief Executive Officer; LNB Bancorp Inc. and The Lorain National Bank

Evelyn C. France
Community Development Director; The Lorain National Bank

James F. Kidd
Vice Chairman of the Board; LNB Bancorp, Inc.

Sharon L. Churchill, CPA
Treasurer

Tracie L. Haynes
Oberlin Community Leader

Robert F. Heinrich
Vice President; The Lorain National Bank

Sydney L. Lancaster
Manager Human Resources Development and Affirmative Action Officer; Lorain County Community College

Daniel Martinez
Chairman of the Board and President; South Lorain Community Development Corporation

Benjamin G. Norton
Human Resource Consultant; LTI Power Systems

Homer A. Virdon
Director; Lorain Metropolitan Housing Authority

LNB BANKING CENTERS

Lorain Banking Centers
Main
457 Broadway
Lorain, Ohio 44052
(440) 244-7185


Sixth Street Drive-In**
200 Sixth Street
Lorain, Ohio 44052
(440) 244-7242


Oberlin Avenue
3660 Oberlin Avenue
Lorain, Ohio 44053
(440) 282-9196


Pearl Avenue
2850 Pearl Avenue
Lorain, Ohio 44055
(440) 277-1103

Amherst Banking Center

1175 Cleveland Avenue
Amherst, Ohio 44001
(440) 988-4423

Avon Banking Center

2100 Center Road
Avon, Ohio 44011
(440) 934-7922

Avon Lake Banking Center

32960 Walker Road
Avon Lake, Ohio 44012
(440) 933-2186

Elyria Banking Centers

Ely Square
124 Middle Avenue
Elyria, Ohio 44035
(440) 323-4621


Chestnut Commons
105 Chestnut Commons Dr.
Elyria, Ohio 44035
(440) 366-5000


Cleveland Street
801 Cleveland Street
Elyria, Ohio 44035
(440) 365-8397


Lake Avenue
42935 North Ridge Road
Elyria Township, Ohio 44035
(440) 233-7196


Elyria United
Methodist Village*
807 West Avenue
Elyria, Ohio 44035
(440) 323-6488

Village of LaGrange
Banking Center

546 North Center Street
Village of LaGrange,
Ohio 44050
(440) 355-6734

North Ridgeville Center

34085 Center Ridge Rd.
North Ridgeville, Ohio 44039
(440) 327-2265

Oberlin Banking Centers

40 East College Street
Oberlin, Ohio 44074
(440) 775-1361


Kendal at Oberlin*
600 Kendal Drive
Oberlin, Ohio 44074
(440) 774-5400

Olmsted Township
Banking Centers

27095 Bagley Road
Olmsted Township,
Ohio 44138
(440) 235-4600

The Renaissance*
26376 John Road
Olmsted Township,
Ohio 44138
(440) 427-0041

Vermilion Banking Center

4455 East Liberty Avenue
Vermilion, Ohio 44089
(440) 967-3124

Westlake Banking Center
Westlake Village*
28550 Westlake Village Drive
Westlake, Ohio 44145
(440) 808-0229


MorganBank

178 W. Streetsboro Street
Hudson, Ohio 44236
(330) 342-4018


ATM service available wherever you see this symbol

**Restricted to residents, their visitors and employees*

***Drive-In service only*


Lorain County
Cuyahoga County
Avon Lake
LORAIN
Avon
Westlake
Olmsted Township
Vermilion
ELYRIA
Amherst
North Ridgeville
Oberlin
Lagrange

Other Offices
LNB Investment and
Trust Services
457 Broadway
Lorain, Ohio 44052
(440) 244-7241

Commercial, Consumer
and Mortgage Loans
457 Broadway
Lorain, Ohio 44052
(440) 244-7219
(440) 989-3348
(440) 985-7676

Customer Service
457 Broadway
Lorain, Ohio 44052
(440) 989-3348
(800) 860-1007

Human Resources
457 Broadway
Lorain, Ohio 44052
(440) 244-7207

All Other Offices
Not Listed
Toll Free (800) 860-1007
Lorain (440) 244-6000

Commercial Banking
Independence Office
Summit 2, Suite 640
Independence, Ohio 44131
(216) 520-0846

Avon Pointe Office
36711 American Way, Suite B
Avon, Ohio 44011
(440) 934-8745

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	**Commission file number 0-13203**

LNB Bancorp, Inc.

(Exact name of the registrant as specified in its charter)

Ohio *(State of Incorporation)*	**34-1406303** *(I.R.S. Employer Identification No.)*
457 Broadway, Lorain, Ohio *(Address of principal executive offices)*	**44052-1769** *(Zip Code)*

(440) 244-6000
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares Par Value $1.00 Per Share Preferred Share Purchase Rights	The NASDAQ Stock Market

Securities Registered Pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the common shares held by non-affiliates of the registrant at June 30, 2008 was approximately $64,572,008.

The number of common shares of the registrant outstanding on March 11, 2009 was 7,295,663.

TABLE OF CONTENTS

PART I

Item 1. Business

Overview

General. LNB Bancorp, Inc., (the "Corporation"), is a diversified financial services company headquartered in Lorain, Ohio. It is organized as a financial holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Its predecessor, the Lorain Banking Company was a state chartered bank founded in 1905. It merged with the National Bank of Lorain in 1961, and in 1984 became a wholly-owned subsidiary of LNB Bancorp, Inc. The Corporation received its financial holding company status on March 13, 2000.

The Corporation engages in banking, mortgage, and brokerage services. These services are generally offered through its wholly-owned subsidiary — The Lorain National Bank (the "Bank"). For brokerage services the Bank operates under an agreement with Investment Centers of America, Inc. Investment Centers of America, Inc. is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SPIC") and offers mutual funds, variable annuity investments, variable annuity and life insurance products, along with investments in stocks and bonds.

The primary business of the Bank is providing personal, mortgage and commercial banking products along with investment management and trust services. The Lorain National Bank operates through 20 retail-banking locations and 28 automated teller machines ("ATM's") in Lorain, eastern Erie, western Cuyahoga and Summit counties in the Ohio communities of Lorain, Elyria, Amherst, Avon, Avon Lake, LaGrange, North Ridgeville, Oberlin, Olmsted Township, Vermilion, Westlake and Hudson, as well as a business development office in Cuyahoga County.

The Bank's commercial lending activities consist of commercial real estate loans, construction and equipment loans, letters of credit, revolving lines of credit, Small Business Administration loans and government guaranteed loans. The Bank's wholly-owned subsidiary, North Coast Community Development Corporation, offers commercial loans with preferred interest rates on projects that meet the standards for the federal government's New Markets Tax Credit Program.

The Bank's residential mortgage lending activities consist of loans originated for portfolio, for the purchase of personal residences. The Bank's installment lending activities consist of traditional forms of financing for automobile and personal loans, indirect automobile loans, second mortgages, and home equity lines of credit.

The Bank's deposit services include traditional transaction and time deposit accounts as well as cash management services for corporate and municipal customers. The Bank supplements local deposit generation with time deposits generated through a broker relationship. Deposits of the Bank are insured by the Bank Insurance Fund administered by the Federal Deposit Insurance Corporation (the "FDIC").

Other bank services offered include safe deposit boxes, night depository, U.S. savings bonds, travelers' checks, money orders, cashiers checks, ATM's, debit cards, wire transfer, electronic funds transfers ("ACH"), foreign drafts, foreign currency, electronic banking by phone or through the internet, lockbox and other services tailored for both individuals and businesses.

Competition. The Corporation competes primarily with 17 other financial institutions with operations in Lorain County, Ohio, which have Lorain County-based deposits ranging in size from approximately $350 thousand to over $827 million. These competitors, as well as credit unions and financial intermediaries, compete for Lorain County deposits of approximately of $3.4 billion.

The Bank's market share of total deposits in Lorain County was 21.22% in 2008 and 19.49% in 2007, and the Bank ranked number two in market share in Lorain County in 2008 and 2007.

The Corporation's Morgan Bank division operates from one location in Hudson, Ohio. The Morgan Bank division competes primarily with 10 other financial institutions for $510 million in deposits in the City of Hudson, and holds a market share of 21.25%.

The Bank has a limited presence in Cuyahoga County, competing primarily with 28 other financial institutions. Cuyahoga County deposits as of June 30, 2008 totaled $52.3 billion. The Bank's market share of deposits in Cuyahoga County was 0.04% in 2008 and 0.06% in 2007 based on the FDIC Summary of Deposits for specific market areas dated June 30, 2008.

Business Strategy. The Bank competes with larger financial institutions by providing exceptional local service that emphasizes direct customer access to the Bank's officers. It competes against smaller local banks by providing distribution channels that are more convenient and by providing a wider array of products. The Bank endeavors to provide informed and courteous personal services. The Corporation's management team ("Management") believes that the Bank is well positioned to compete successfully in its market area. Competition among financial institutions is based largely upon interest rates offered on deposit accounts, interest rates charged on loans, the relative level of service charges, the quality and scope of the services rendered, the convenience of the banking centers and, in the case of loans to commercial borrowers, relative lending limits. Management believes that the commitment of the Bank to provide quality personal service and its local community involvement give the Bank a competitive advantage over other financial institutions operating in its markets.

Supervision and Regulation. The Corporation is subject to the supervision and examination of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The BHC Act requires prior approval of the Federal Reserve Board before acquiring or holding more than a 5% voting interest in any bank. It also restricts interstate banking activities.

The Bank is subject to extensive regulation, supervision and examination by applicable federal banking agencies, including the FDIC, the Office of the Comptroller of the Currency (the "OCC") and the Federal Reserve Board. Brokerage and Trust management are subject to supervision by the FINRA and the SPIC.

Employees. As of December 31, 2008, the Corporation employed 277 full-time equivalent employees. The Corporation is not a party to any collective bargaining agreement. Management considers its relationship with its employees to be good. Employee benefits programs are considered by the Corporation to be competitive with benefits programs provided by other financial institutions and major employers within the current market area.

Industry Segments

The Corporation and the Bank, are engaged in one line of business, which is banking services.

Available Information

LNB Bancorp, Inc.'s internet website is www.4LNB.com. Copies of the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are made available through this website, or directly through the Securities and Exchange Commission ("SEC") website which is www.sec.gov.

Forward-Looking Statements

This Form 10-K contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Terms such as "will," "should," "plan," "intend," "expect," "continue," "believe," "anticipate" and "seek," as well as similar comments, are forward-looking in nature. Actual results and events may differ materially from those expressed or anticipated as a result of risks and uncertainties which include but are not limited to:

- significant increases in competitive pressure in the banking and financial services industries;
- changes in the interest rate environment which could reduce anticipated or actual margins;
- changes in political conditions or the legislative or regulatory environment, including new or heightened legal standards and regulatory requirements, practices or expectations, which may impede profitability or affect the Corporation's financial condition;
- persisting volatility and limited credit availability in the financial markets, particularly if The Emergency Economic Stabilization Act of 2008 ("EESA"), the American Recovery and Reinvestment Act of 2009, the Financial Stability Plan announced on February 10, 2009, by the Secretary of the U.S. Treasury, in coordination with other financial institution regulators, and other initiatives undertaken by the U.S. government do not have the intended effect on the financial markets;

- limitations on the Corporation's ability to return capital to shareholders and dilution of the Corporation's common shares that may result from the terms of the Capital Purchase Program ("CPP"), pursuant to which the Corporation issued securities to the United States Department of the Treasury (the "U.S. Treasury");

- increases in interest rates or further weakening economic conditions that could constrain borrowers' ability to repay outstanding loans or diminish the value of the collateral securing those loans;

- adverse effects on the Corporation's ability to engage in routine funding transactions as a result of the actions and commercial soundness of other financial institutions;

- general economic conditions, either nationally or regionally (especially in northeastern Ohio), becoming less favorable than expected resulting in, among other things, a deterioration in credit quality of assets;

- increases in deposit insurance premiums or assessments imposed on the Corporation by the FDIC;

- difficulty attracting and/or retaining key executives and/or relationship managers at compensation levels necessary to maintain a competitive market position;

- changes occurring in business conditions and inflation;

- changes in technology;

- changes in trade, monetary, fiscal and tax policies;

- changes in the securities markets, in particular, continued disruption in the fixed income markets and adverse capital market conditions;

- continued disruption in the housing markets and related conditions in the financial markets; and

- changes in general economic conditions and competition in the geographic and business areas in which the Corporation conducts its operations, particularly in light of the recent consolidation of competing financial institutions; as well as the risks and uncertainties described from time to time in the Corporation's reports as filed with the Securities and Exchange Commission.

Item 1A. Risk Factors

As a competitor in the banking and financial services industries, the Corporation and its business, operations and financial condition are subject to various risks and uncertainties. You should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report on Form 10-K and in the Corporation's other filings with the SEC, before making any investment decision with respect to the Corporation's securities. In particular, you should consider the discussion contained in Item 7 of this annual report, which contains Management's Discussion and Analysis of Financial Condition and Results of Operations.

The risks and uncertainties described below may not be the only ones the Corporation faces. Additional risks and uncertainties not presently known by the Corporation or that the Corporation currently deems immaterial may also affect the Corporation's business. If any of these known or unknown risks or uncertainties actually occur or develop, the Corporation's business, financial condition, results of operations and future growth prospects could change. Under those circumstances, the trading prices of the Corporation's securities could decline, and you could lose all or part of your investment.

Current market developments may adversely affect the Corporation's industry, business and results of operations.

Dramatic declines in the housing market during the prior year, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers including other financial institutions. The resulting lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity could materially and adversely affect the Corporation's business, financial condition and results of operations.

There can be no assurance that the EESA, the American Recovery and Reinvestment Act of 2009, and other initiatives undertaken by the United States government to restore liquidity and stability to the U.S. financial system will help stabilize the U.S. financial system.

The Emergency Economic Stabilization Act of 2008 ("EESA") was enacted in response to the ongoing financial crisis affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions. Pursuant to the EESA, the U.S. Treasury has authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities, preferred equity and warrants, and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Under its authority provided by EESA, the U.S. Treasury established the Capital Purchase Program, and the core provisions of the Financial Stability Plan. There can be no assurance regarding the actual impact that the EESA or the American Recovery and Reinvestment Act of 2009 (the "Recovery Bill"), or programs and other initiatives undertaken by the U.S. government will have on the financial markets; the extreme levels of volatility and limited credit availability currently being experienced may persist. The failure of the EESA or other government programs to help stabilize the financial markets and a continuation or worsening of current financial market conditions could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than 12 months. In recent weeks, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that the Corporation will not experience an adverse effect, which may be material, on the Corporation's ability to access capital and on the Corporation's business, financial condition and results of operations.

The soundness of other financial institutions could adversely affect the Corporation.

The Corporation's ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Corporation has exposure to many different industries and counterparties, and it routinely executes transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by the Corporation or by other institutions. Many of these transactions expose the Corporation to credit risk in the event of default of the Corporation's counterparty or client. In addition, the Corporation's credit risk may be exacerbated when the collateral held by it cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due the Corporation. There is no assurance that any such losses would not materially and adversely affect the Corporation's results of operations.

Strong competition may reduce the Corporation's ability to generate loans and deposits in its market.

The Corporation competes in a consolidating industry. Increasingly the Corporation's competition is large regional companies which have the capital resources to substantially impact such things as loan and deposit pricing, delivery channels and products. This may allow those companies to offer what may be perceived in the market as better products and better convenience relative to smaller competitors like the Corporation, which could impact the Corporation's ability to grow its assets and earnings.

Changes in interest rates could adversely affect the Corporation's earnings and financial condition.

The Corporation derives the majority of its revenue from net interest income. Net interest income may be reduced if more rate sensitive assets than interest-bearing liabilities reprice or mature during a time when rates are declining, or if more interest-bearing liabilities than rate sensitive assets reprice or mature during a time when rates are rising; however, the Corporation has historically experienced improved net interest income during periods of rising rates, so if rates fall, the Corporation's revenue may be adversely impacted. Interest rate changes also impact customer preferences for products. Changing rates can lead to unpredicted cash flow from assets and liabilities, which can impact net interest income.

The Corporation's business may be adversely affected by changes in government policies. The Corporation competes in a highly regulated environment.

Changes in regulation are continually being proposed which can substantially impact the Corporation's products and cost of delivery. Regulatory burdens imposed by legislation such as The Sarbanes-Oxley Act of 2002, The USA Patriot Act of 2001, The International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001, The Equal Credit Opportunity Act, The Fair Housing Act, The Community Reinvestment Act and the Home Mortgage Disclosure Act can materially impact the ability of the Corporation to grow should the Corporation fail to develop the systems to adequately comply with these regulations. Failure to comply with these regulations can lead to loss of customer confidence, substantial fines and regulatory constraints on the Corporation's operations. These burdens can also materially impact the earnings of the Corporation as additional resources are expended to comply with these requirements. The government, through the open market activities of the Federal Reserve Board, can also adversely impact our business. The Federal Reserve Board can change the discount rate which impacts the composition of the Corporation's balance sheet by influencing the rates that the Corporation earns on its assets and pays on its liabilities.

The Corporation may become subject to new or heightened legal standards and regulatory requirements, practices or expectations, which may impede profitability or affect Key's financial condition, including new regulations imposed in connection with the Troubled Asset Relief Program ("TARP") provisions of the EESA, such as the Capital Purchase Program, being implemented and administered by the U.S. Treasury in coordination with other federal regulatory agencies, further laws enacted by the U.S. Congress in an effort to strengthen the fundamentals of the economy, or other regulations promulgated by federal regulators to mitigate the systemic risk presented by the current financial crisis such as the FDIC's Temporary Liquidity Guarantee Program. Increases in deposit insurance premiums and assessments imposed on the Bank by the FDIC may have an adverse effect on the Corporation's results of operations.

The Corporation may be adversely impacted by weakness in the local economies it serves.

The Corporation is geographically concentrated in Lorain County, Ohio, where commercial activity is not expanding at a rate that is being experienced in other parts of Ohio or nationally. This is the result of the local economy's continued reliance on a weak manufacturing sector, especially steel and automobiles. This can lead to unexpected deterioration in loan quality, slower asset and deposit growth and increased operating losses.

The Corporation's earnings and reputation may be adversely affected if credit risk is not properly managed. Originating and underwriting loans is critical to the success of the Corporation.

This activity exposes the Corporation to credit risk, which is the risk of losing principal and interest income because the borrower cannot repay the loan in full. The Corporation depends on collateral in underwriting loans, and the value of this collateral is impacted by interest rates and economic conditions.

The Corporation's earnings may be adversely affected if management does not understand and properly manage loan concentrations. The Corporation's commercial loan portfolio is concentrated in commercial real estate. This includes significant commercial and residential development customers. This means that the Corporation's credit risk profile is dependent upon, not only the general economic conditions in the market, but also the health of the local housing market. These loans involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. The borrower's ability to make a balloon payment typically will depend on being able to refinance the loan or to sell the underlying collateral. This factor, combined with others, including our geographic concentration, can lead to unexpected credit deterioration and higher provisions for loan losses.

The Corporation is subject to liquidity risk.

Market conditions or other events could negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth and new business transactions at a reasonable cost, in a timely manner and without adverse consequences. Although management has implemented strategies to maintain sufficient sources of funding to accommodate planned as well as unanticipated changes in assets and liabilities under both normal and adverse conditions, any substantial, unexpected and/or prolonged change in the level or cost of liquidity could adversely affect the Corporation's business, financial condition and results of operations.

If the Corporation's technology and systems are damaged, its ability to service customers, comply with regulation and grow asset and liabilities may be adversely impacted.

The Corporation is dependent on the proper functioning of its hardware, software and communications. Security breaches, terrorist events, and natural disasters can all have a material impact on the Corporation's ability to maintain accurate records which is critical to the Corporation's operations.

The Corporation may not be able to attract and retain skilled people.

The Corporation's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities in which the Corporation is engaged can be intense, and the Corporation may not be able to retain or hire the people it wants and/or needs. In order to attract and retain qualified employees, the Corporation must compensate such employees at market levels. If the Corporation is unable to continue to attract and retain qualified employees, or do so at rates necessary to maintain its competitive position, the Corporation's performance, including its competitive position, could suffer, and, in turn, adversely affect the Corporation's business, financial condition and results of operations.

Pursuant to the standardized terms of the Capital Purchase Program, among other things, the Corporation agreed to institute certain restrictions on the compensation of certain senior executive management positions that could have an adverse effect on the Corporation's ability to hire or retain the most qualified senior executives. Other restrictions may also be imposed under the Recovery Bill or other legislation or regulations. The Corporation's ability to attract and/or retain talented executives and/or relationship managers may be affected by these developments or any new executive compensation limits, and such restrictions could adversely affect the Corporation's business, financial condition and results of operations.

The Corporation's issuance of securities to the U.S. Treasury may limit the Corporation's ability to return capital to its shareholders and is dilutive to the Corporation's common shares. If the Corporation is unable to redeem such preferred shares, the dividend rate increases substantially after five years.

In connection with the Corporation's sale of $25.2 million of its series B preferred stock to the U.S. Treasury in conjunction with the Capital Purchase Program, the Corporation also issued a warrant to purchase 561,343 of its common shares at an exercise price of $6.74. The number of shares was determined based upon the requirements of the Capital Purchase Program, and was calculated based on the average market price of the Corporation's common shares for the 20 trading days preceding approval of our issuance (which was also the basis for the exercise price of $6.74). The terms of the transaction with the U.S. Treasury include limitations on the Corporation's ability to pay dividends and repurchase its common shares. For three years after the issuance or until the U.S. Treasury no longer holds any series B preferred stock, the Corporation will not be able to increase its dividends above the level of its quarterly dividend declared during the third quarter of 2008 ($0.09 per common share on a quarterly basis) nor repurchase any of its common shares or preferred stock without, among other things, U.S. Treasury approval or the availability of certain limited exceptions, e.g., purchases in connection with our benefit plans. Furthermore, as long as the series B preferred stock issued to the U.S. Treasury is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. These restrictions combined with the dilutive impact of the warrant may have an adverse effect on the market price of the Corporation's Common Shares, and, as a result, they could adversely affect the Corporation's business, financial condition and results of operations.

Unless the Corporation is able to redeem the series B preferred stock during the first five years, the dividend payments on this capital will increase substantially at that point, from 5% ($1.26 million annually) to 9% ($2.27 million annually). Depending on market conditions at the time, this increase in dividends could significantly impact the Corporation's liquidity, and as a result, adversely affect the Corporation's business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The Corporate Offices are located at the Corporation's Main Banking Center, 457 Broadway, Lorain, Ohio, 44052. The Corporation owns the land and buildings occupied by nine of its banking centers, corporate offices, operations, maintenance, purchasing and training center. The Corporation leases the other eleven banking centers and loan centers from various parties on varying lease terms. There is no outstanding mortgage debt on any of the properties which the Corporation owns. Listed below are the banking centers, loan production offices and service facilities of the Corporation and their addresses, all of which are located in Lorain, eastern Erie, western Cuyahoga and Summit counties of Ohio:

Main Banking Center & Corporate Offices	457 Broadway, Lorain
Vermilion	4455 East Liberty Avenue, Vermilion
Amherst	1175 Cleveland Avenue, Amherst
Lake Avenue	42935 North Ridge Road, Elyria Township
Avon	2100 Center Road, Avon
Avon Lake	32960 Walker Road, Avon Lake
Pearl Avenue	2850 Pearl Avenue, Lorain
Oberlin	40 East College Street, Oberlin
Ely Square	124 Middle Avenue, Elyria
Cleveland Street	801 Cleveland Street, Elyria
Oberlin Avenue	3660 Oberlin Avenue, Lorain
Olmsted Township	27095 Bagley Road, Olmsted Township
Kendal at Oberlin	600 Kendal Drive, Oberlin
The Renaissance	26376 John Road, Olmsted Township
Chestnut Commons	105 Chestnut Commons Drive, Elyria
North Ridgeville	34085 Center Ridge Road, North Ridgeville
Village of LaGrange	546 North Center Street, LaGrange
Westlake Village	28550 Westlake Village Drive, Westlake
Elyria United Methodist Village	807 West Avenue, Elyria
Morgan Bank	178 West Streetsboro Street, Hudson
Avon Pointe Loan Center	36711 American Way, Avon
Cuyahoga Loan Center	2 Summit Park Drive, Independence
Operations	2130 West Park Drive, Lorain
Maintenance	2140 West Park Drive, Lorain
Purchasing	2150 West Park Drive, Lorain
Training Center	521 Broadway, Lorain

The Corporation also owns and leases equipment for use in its business. The Corporate headquarters at 457 Broadway is currently 75% occupied. The remaining space is expected to be utilized as the Corporation continues to grow. The Corporation considers all its facilities to be in good condition, well maintained and more than adequate to conduct the business of banking.

Item 3. Legal Proceedings

There are no material legal proceedings pending to which the Corporation or its subsidiaries is a party or to which any of its property is subject. The Corporation is occasionally involved in ordinary routine litigation incidental to its business which it does not consider to be material.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of the year ended December 31, 2008 there were no matters submitted to a vote of security holders.

SUPPLEMENTAL ITEM — EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to Form 10-K, General Instruction G (3), the following information on Executive Officers is included as an additional item in Part I:

Name	Age	Principal Occupation For Past Five Years	Positions and Offices Held with LNB Bancorp, Inc.	Executive Officer Since
Daniel E. Klimas	50	President and Chief Executive Officer, LNB Bancorp, Inc., February 2005 to present. President, Northern Ohio Region, Huntington Bank from 2001 to February 2005.	President and Chief Executive Officer	2005
Mary E. Miles	50	Senior Vice President, LNB Bancorp, Inc. April 2005 to present. President, Miles Consulting, Inc. from 2001 to 2005.	Senior Vice President	2005
Frank A. Soltis	56	Senior Vice President, LNB Bancorp, Inc. July 2005 to present. Senior Vice President, Lakeland Financial Corporation, 1997 to 2005.	Senior Vice President	2005
David S. Harnett	57	Senior Vice President and Chief Credit Officer, LNB Bancorp, Inc. August 7, 2007 to present. Senior Lender and Chief Credit Officer January 2006 to August 2007 and Senior Vice President and Chief Credit Officer January 2002 to January 2006 of the Cleveland, Ohio affiliate of Fifth Third Bank.	Senior Vice President and Chief Credit Officer	2007
Sharon L. Churchill	54	Chief Financial Officer and Principal Accounting Officer, LNB Bancorp, Inc., March 5, 2007 to present. Principal Accounting Officer and Controller, LNB Bancorp, Inc. April 25, 2006 to March 5, 2007, Controller, LNB Bancorp, Inc. November 2005 to March 5, 2007. Assistant Vice President, Controller and Corporation Secretary, Tele-Communications, Inc., 1988 to 2005. Certified Public Accountant.	Chief Financial Officer and Principal Accounting Officer	2007

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information; Equity Holders; Dividends. LNB Bancorp, Inc. common shares, par value $1.00 per share, are traded on The NASDAQ Stock Market® under the ticker symbol "LNBB". The prices below represent the high and low sales prices reported on The NASDAQ Stock Market® for each specified period. All prices reflect inter-dealer prices without markup, markdown or commission and may not necessarily represent actual transactions.

LNB Bancorp, Inc. has paid a cash dividend to shareholders each year since becoming a holding company in 1984. At present, the Corporation expects to pay comparable cash dividends to shareholders in the third and fourth quarters of 2009 if approved by the Board of Directors. However, the terms of the Corporation's sale of $25.2 million of its series B preferred stock to the U.S. Treasury in conjunction with the Capital Purchase Program include limitations on the Corporation's ability to pay dividends. For three years after the issuance or until the U.S. Treasury no longer holds any series B preferred stock, the Corporation will not be able to increase its dividends above the level of its quarterly dividend declared during the third quarter of 2008 ($0.09 per common share on a quarterly basis) without, among other things, U.S. Treasury approval. Furthermore, as long as the series B preferred stock issued to the U.S. Treasury is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions.

The common shares of LNB Bancorp, Inc. are usually listed in publications as "LNB Bancorp". LNB Bancorp Inc.'s common stock CUSIP is 502100100.

As of March 2, 2009, LNB Bancorp, Inc. had 1,965 shareholders of record and a closing price of $5.35 on March 2, 2009. Prospective shareholders may contact our Investor Relations Department at (440) 244-7317 for more information.

Common Stock Trading Ranges and Cash Dividends Declared

	2008		
	High	Low	Cash Dividends Declared per share
First Quarter	$ 15.44	$ 11.88	$ 0.18
Second Quarter	12.90	9.65	0.18
Third Quarter	11.00	6.50	0.09
Fourth Quarter	9.00	4.67	0.09

	2007		
	High	Low	Cash Dividends Declared per share
First Quarter	$ 16.50	$ 14.12	$ 0.18
Second Quarter	16.12	13.60	0.18
Third Quarter	15.49	14.22	0.18
Fourth Quarter	15.00	13.00	0.18

The following graph shows a five-year comparison of cumulative total returns for LNB Bancorp, the Standard & Poor's 500 Stock Index© and the Nasdaq Bank Index.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among LNB Bancorp, Inc., The S&P 500 Index
And The NASDAQ Bank Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
12/03
12/04
12/05
12/06
12/07
12/08
LNB Bancorp, Inc.
S&P 500
NASDAQ Bank

*$100 invested on 12/31/03 in stock & index-including reinvestment of dividends.
Fiscal year ending December 31.

The graph shown above is based on the following data points:

	12/03	12/04	12/05	12/06	12/07	12/08
LNB Bancorp, Inc.	**100.00**	**102.70**	**95.41**	**88.80**	**85.06**	**32.32**
S&P 500	**100.00**	**110.88**	**116.33**	**134.70**	**142.10**	**89.53**
NASDAQ Bank	**100.00**	**111.11**	**108.64**	**123.74**	**97.71**	**74.73**

Issuer Purchases of Equity Securities

The following table summarizes share repurchase activity for the quarter ended December 31, 2008:

Period	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number of shares (or units) that may yet be purchased under the plans or programs
October 1, 2008-October 31, 2008	—	n/a	—	129,500
November 1, 2008 - November 30, 2008	—	n/a	—	129,500
December 1, 2008 - December 31, 2008	—	n/a	—	129,500
Total	—	n/a	—	129,500

On July 28, 2005, the Corporation announced a share repurchase program of up to 5 percent, or about 332,000, of its common shares outstanding. Repurchased shares can be used for a number of corporate purposes, including the Corporation's stock option and employee benefit plans. The share repurchase program provides that share repurchases are to be made primarily on the open market from time-to-time until the 5 percent maximum is repurchased or the earlier termination of the repurchase program by the Board of Directors, at the discretion of management based upon market, business, legal and other factors. However, the terms of the Corporation's sale of $25.2 million of its series B preferred stock to the U.S. Treasury in conjunction with the Capital Purchase Program include limitations on the Corporation's ability to repurchase its common shares. For three years after the issuance or until the U.S. Treasury no longer holds any series B preferred stock, the Corporation will not be able to repurchase any of its common shares or preferred stock without, among other things, U.S. Treasury approval or the availability of certain limited exceptions, e.g., purchases in connection with our benefit plans. Furthermore, as long as the series B preferred stock issued to the U.S. Treasury is outstanding, repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. As of December 31, 2008, the Corporation had repurchased an aggregate of 202,500 shares under this program.

Item 6. Selected Financial Data

Five Year Consolidated Financial Summary

	Year Ended December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
	(Dollars in thousands except share and per share amounts and ratios)				
Total interest income	$ **58,328**	$ 58,762	$ 49,242	$ 43,432	$ 37,224
Total interest expense	**26,189**	29,092	20,635	13,402	9,102
Net interest income	**32,139**	29,670	28,607	30,030	28,122
Provision for Loan Losses	**6,809**	2,255	2,280	1,248	1,748
Other income	**11,213**	10,362	9,514	10,092	10,660
Net gain (loss) on sale of assets	**1,246**	1,137	237	285	(218)
Other expenses	**34,281**	31,751	28,985	30,267	26,290
Income before income taxes	**3,508**	7,163	7,093	8,892	10,526
Income taxes	**112**	1,651	1,669	2,479	3,051
Net income	**3,396**	5,512	5,424	6,413	7,475
Preferred stock dividend and amortization	**91**	—	—	—	—
Net income available to common shareholders	$ **3,305**	$ 5,512	$ 5,424	$ 6,413	$ 7,475
Cash dividend declared	$ **3,940**	$ 5,097	$ 4,641	$ 4,760	$ 4,777
Per Common Share (1)					
Basic earnings	$ **0.45**	$ 0.79	$ 0.84	$ 0.97	$ 1.13
Diluted earnings	**0.45**	0.79	0.84	0.97	1.13
Cash dividend declared	**0.54**	0.72	0.72	0.72	0.72
Book value per share	$ **11.22**	$ 11.33	$ 10.66	$ 10.45	$ 10.64
Financial Ratios					
Return on average assets	**0.31%**	0.58%	0.66%	0.81%	0.98%
Return on average common equity	**4.09**	7.06	7.89	9.11	10.75
Net interest margin (FTE) (2)	**3.23**	3.39	3.78	4.09	4.01
Efficiency ratio	**76.12**	76.41	76.03	75.44	67.82
Period end loans to period end deposits	**87.23**	87.94	87.60	91.91	94.49
Dividend payout	**120.00**	91.14	85.78	74.23	63.72
Average shareholders' equity to average assets	**7.67**	8.15	8.39	8.88	9.15
Net charge-offs to average loans	**0.38**	0.41	0.27	0.34	0.38
Allowance for loan losses to period end total loans	**1.45**	1.04	1.16	1.13	1.29
Nonperforming loans to period end total loans	**2.44**	1.44	2.04	1.10	0.86
Allowance for loan losses to nonperforming loans	**59.47**	72.20	56.98	101.97	138.29
At Year End					
Cash and cash equivalents	$ **36,923**	$ 23,523	$ 29,122	$ 23,923	$ 26,818
Securities and interest-bearing deposits	**234,665**	212,694	155,688	151,509	145,526
Restricted stock	**4,884**	4,704	3,293	3,690	4,111
Loans held for sale	**3,580**	4,724	—	2,586	3,067
Gross loans	**803,551**	753,598	628,333	588,425	572,157
Allowance for loan losses	**11,652**	7,820	7,300	6,622	7,386
Net loans	**791,899**	745,778	621,033	581,803	564,771
Other assets	**64,184**	65,222	41,962	37,610	37,356
Total assets	**1,136,135**	1,056,645	851,098	801,121	781,649
Total deposits	**921,175**	856,941	717,261	640,216	605,543
Other borrowings	**96,905**	106,932	57,249	86,512	100,915
Other liabilities	**10,996**	10,119	7,891	5,987	4,617
Total liabilities	**1,029,076**	973,992	782,401	732,715	711,075
Total shareholders' equity	**107,059**	82,653	68,697	68,406	70,574
Total liabilities and shareholders' equity	$ **1,136,135**	$ 1,056,645	$ 851,098	$ 801,121	$ 781,649

(1) Basic and diluted earnings per share are computed using the weighted-average number of shares outstanding during each year.

(2) Tax exempt income was converted to a fully taxable equivalent basis at a 35% statutory Federal income tax rate in 2004, and a 34% statutory Federal income tax rate in 2005, 2006, 2007 and 2008.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Introduction

The Corporation competes in the Cleveland, Ohio market as defined by the Federal Reserve Bank. This market includes most of northeast Ohio. Prior to 2006, the Corporation's presence was historically limited to Lorain County. The Corporation's strategy has been to strengthen its commitment for better customer service and visibility by expanding its market presence in northeast Ohio. The Corporation was successful in 2006 and 2007 in broadening its footprint into Cuyahoga and Summit Counties.

The financial crisis of 2008 proved to be unprecedented in the history of not only the local and national economy, but the global economy as well. Described as the worst since the Great Depression, the economic environment of 2008 posed new and unprecedented challenges in the form of regulatory initiatives, margin and cost pressures, and customer demands. In an effort to stimulate the economy, the Federal Open Market Committee (FOMC) cut federal fund rates by 350 basis points during the year. With declining home values and increasing unemployment, the Corporation was negatively impacted, as with all financial institutions, by asset quality issues. The Corporation found it prudent to take additional loan loss provisions during the year, as well as the devaluation of some of its property acquired through foreclosure. While dealing with these difficult challenges, the Corporation continued to provide competitive interest rates on both loan and deposit products to customers, while maintaining a healthy balance sheet, capital position and liquidity. Net interest income increased over the prior year, and the Corporation reported net income in excess of $3.3 million for 2008.

The Federal Reserve, together with the U.S. Treasury and the FDIC, took a variety of extraordinary actions in 2008 aimed at, among other things, alleviating liquidity, capital and other balance sheet pressures of financial institutions. The EESA was enacted in October 2008 in an attempt to restore liquidity and stability to the financial system through the purchase of up to $700 billion of certain financial instruments. When the EESA was signed into law, the FDIC raised the FDIC standard maximum deposit insurance coverage limit for all deposit accounts from $100,000 to $250,000, the same amount of coverage previously provided for self-directed retirement accounts, on a temporary basis until December 31, 2009, absent further Congressional action. In accordance with the provisions of the EESA, the U.S. Treasury created its Capital Purchase Program and announced its intention to make $250 billion of capital available to U.S. financial institutions by purchasing preferred stock issued by such institutions.

On December 12, 2008, the Corporation completed a $25,223,000 capital raise as a participant in the U.S. Treasury TARP Capital Purchase Program. The Company issued to the U.S. Treasury (i) 25,223 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series B, without par value, with a liquidation preference of $1,000 per share ("series B preferred stock"), and (ii) a warrant to purchase 561,343 of the Company's common shares, without par value, at an exercise price of $6.74 per share, subject to certain anti-dilution and other adjustments. The Corporation expects to use the TARP funds to continue to grow the Corporation's balance sheet through lending in the communities the Corporation serves, position the Corporation to participate in the acquisition of weaker organizations when opportunities are presented, and ensure that the Corporation has sufficient capital to withstand the negative impact on its balance sheet of the uncertain economic environment in Northeast Ohio. For additional information about the Corporation's participation in the Capital Purchase Program, see Note 14 to the Consolidated Financial Statements.

Key Indicators and Material Trends *(Dollars in thousands)*

Net interest income grew 8.32% to $32,139 in 2008 from $29,670 in 2007. Since the Corporation is highly dependent on net interest income for its revenue, minimizing net interest margin compression is a very important factor in the Corporation's financial performance. The net interest margin (FTE) for 2008 was 3.23 percent versus 3.39 percent for 2007. The Corporation experienced solid growth in its loan portfolios during 2008 with an increase in average loans of 11.62% over 2007. Average interest-bearing deposits in 2008 also grew 11.64% in comparison to 2007. The spread between the yield on portfolio loans and the cost of interest-bearing deposits declined 16 basis points during 2008.

Generation of noninterest income is important to the long-term success of the Corporation. Fee income from deposit service charges and electronic banking continued to increase during 2008 in part due to the Corporation's continued aggressive sales and marketing efforts, which focus on strengthening recurring sources of noninterest income. Noninterest income from investment and trust services declined in 2008 primarily as a result of the declining stock market.

Asset quality is one key indicator of financial strength, and the Corporation continues to manage credit risk aggressively. While net charged-off loans in 2008 increased 5.08% over 2007, the ratio to total loans remained at 0.37% for both years. The declining housing market and general economic decline of 2008 continued to impact the Corporation's commercial and residential real estate portfolios.

Total delinquency as a percentage of total loans increased from 2.26% at year-end 2007 to 3.76% at December 31, 2008. In 2008, the level of nonperforming loans increased over the prior year from $10,831 at December 31, 2007 to $19,592 at December 31, 2008, primarily due to an increase in nonperforming construction and development loans. As a result, the Corporation increased the allowance for loan losses to $11,652 during 2008, increasing the allowance to 1.44% of total loans.

Since the ability to generate deposits is a key indication of the Corporation's ability to meet its liquidity needs and fund profitable asset growth, it is a significant measure of the success of the Corporation's business plan. As measured by the FDIC at June 30, 2008, the Corporation's market share of deposits in Lorain County grew to 21.2% from 19.5% in 2007. This compares to 17.8% five years ago. The Corporation continues to maintain strong market share in the city markets of Lorain, Elyria and Amherst, where the Corporation has a long-time presence, and is pleased with the performance of its newer offices in the eastern parts of Lorain county, as well as Summit county.

Results of Operations *(Dollars in thousands except per share data)*

Summary of Earnings

Net income in 2008 was $3,396. Net income available to common shareholders was $3,305, or $0.45 per diluted common share, after preferred share dividends and amortization. Net income in 2007 was $5,512 or $.79 per diluted common share, and $5,424, or $.84 per diluted common share in 2006. Earnings per diluted common share in 2008 were affected by the dividends and discount amortization on preferred shares, as well as the increased loan loss provision discussed below. On December 12, 2008, in connection with its participation in the Capital Purchase Program, the Corporation issued 25,223 fixed rate cumulative perpetual Series B Preferred Shares. In conjunction with the issuance of the Preferred Shares, the Corporation also issued a warrant to purchase 561,343 common shares. No shares of series B preferred stock, or any other class of preferred stock, were outstanding during the years ended December 31, 2007 and 2006. Earnings per diluted share in 2007 were affected by the issuance of 851,990 common shares in May, 2007 as part of the acquisition of Morgan Bancorp.
As the local and national economic environments progressively weakened during 2008, asset quality issues negatively impacted the Corporation's overall performance. The Corporation recorded a loan loss provision of $6,809 in 2008, in light of the continuing unpredictability of the economy, the continued decline in real estate values and the credit quality issues inherent in the portfolio. The provision for loan loss was $2,255 in 2007 and $2,280 in 2006.

While earnings were impacted by a significant loan loss provision during 2008, net interest income reflected solid revenue increases during the year. In 2008, net interest income increased 8.32% to $32,139 from $29,670 in 2007. Average portfolio loans increased from $698,401 at December 31, 2007 to $779,569 at December 31, 2008. The Company experienced solid growth in commercial loans, home equity lines of credit and installment loans during 2008. Average portfolio balances at December 31, 2008 increased 9.45% in commercial loans, 19.08% in home equity lines of credit and 25.04% in installment loans, in comparison to average portfolio balances at December 31, 2007. The overall yield on portfolio loans in 2008 was down 95 basis points from 2007 as a result of the steadily falling Treasury yield curve. Average interest-bearing deposits at December 31, 2008 were up 11.64% in comparison to average interest-bearing deposits at December 31, 2007. The cost of deposits was down 78 basis points from 2007. The resulting net interest margin (FTE) was 3.23% for 2008 versus 3.39% for 2007.

Noninterest income in 2008 was $12,459, an increase of $960 over 2007. The largest component of noninterest income is deposit and other service charges and fees. While deposit service charges increased slightly in 2008 over the prior year, other service charges and fees increased $371. Other service charges and fees include electronic banking and merchant service fees. Noninterest income derived from trust and investment management services declined during 2008 as compared to 2007. Many of the fees earned by the trust department are market based, and have suffered as a result of the declining stock market. Noninterest income in 2008 included two one-time noninterest income items. During 2008, $216 was received from the redemption of a bank owned life insurance policy. Also, as a result of a membership interest, the Corporation received stock from an IPO completed by VISA and a subsequent mandatory partial redemption of stock in the amount of $460 which was recorded as part of noninterest income for 2008. During 2008, available-for-sale securities which were due to be called or mature during the year were assessed and, in some cases, sold and replaced with purchases of primarily mortgage-backed securities and some agency securities. Because of the falling interest rate environment, the interest rates available on mortgage-backed securities made these securities more attractive to holders than agency securities. Prior to the decline in interest rates, agency securities had been producing a similar yield to mortgage-backed securities, but without the prepayment option and the longer term to maturity. The Corporation sold its available-for-sale securities prior to call or maturity in order to reinvest the proceeds in other securities before any further interest rate cuts reduced the yield on securities available for purchase. The net gain recorded on the sale of available-for-sale securities during 2008 was $538, including $2 in unrealized gain on trading securities.

Noninterest expense was $34,281 in 2008, compared to $31,751 in 2007. Two significant increases in expense in 2008, as compared to 2007, were FDIC assessments in connection with the FDIC's increase of the standard maximum deposit insurance coverage limit, and expense related to other real estate owned. These expenses increased $633 and $485, respectively, compared to 2007. The increase in other real estate owned expense is primarily the result of the revaluation of certain properties due to the decline in real estate market values during 2008. Included in noninterest expense during 2008 was $572 related to the special shareholders meeting requested by a shareholder of the Corporation. This affected third party services, marketing and public relations, and postage expenses.

As a percent of average assets, net income in 2008 represents a return of .31%. This compares to .58% and .66% in 2007 and 2006, respectively. Return on assets is one measurement of operating efficiency. As a percent of average shareholders' equity this represents a return of 4.09% as compared to 7.06% and 7.89% in 2007 and 2006, respectively. Return on shareholders' equity is a measure of how well the Corporation employs leverage to maximize the return on the capital it employs.

2008 versus 2007 Net Interest Income Comparison

Net interest income is the difference between interest income earned on interest-earning assets and the interest expense incurred on interest-bearing liabilities. The Corporation reviews net interest income on a fully taxable equivalent basis, which presents interest income with an adjustment for tax-exempt interest income on an equivalent pre-tax basis assuming a 34% statutory Federal tax rate. These rates may differ from the Corporation's actual effective tax rate. Net interest income is affected by changes in the volumes, rates and the composition of interest-earning assets and interest-bearing liabilities. The net interest margin is net interest income as a percentage of average earning assets.

Table 1 summarizes net interest income and the net interest margin for the three years ended December 31, 2008.

Table 1: Net Interest Income

	Year ended December 31,		
	2008	**2007**	**2006**
	(Dollars in thousands)		
Net interest income	**$ 32,139**	$ 29,670	$ 28,607
Tax equivalent adjustments	**439**	382	269
Net interest income (FTE)	**$ 32,578**	$ 30,052	$ 28,876
Net interest margin	**3.19%**	3.35%	3.74%
Tax equivalent adjustments	**0.04%**	0.04%	0.04%
Net interest margin (FTE)	**3.23%**	3.39%	3.78%

Yields

Table 2 reflects the detailed components of the Corporation's net interest income for each of the three years ended December 31, 2008. Rates are computed on a tax equivalent basis and nonaccrual loans are included in the average loan balances.

The Corporation's net interest income on a fully tax equivalent basis was $32,578 in 2008, which compares to $30,052 in 2007. This follows an increase of $1,176, or 4.07% between 2007 and 2006. The net interest margin, which is determined by dividing tax equivalent net interest income by average earning assets, was 3.23% in 2008, or a decrease of 16 basis points from 2007. This follows a decrease of 39 basis points in 2007 as compared to 2006.

Table 2: Condensed Consolidated Average Balance Sheets

Interest, Rate, and Rate/ Volume differentials are stated on a Fully-Tax Equivalent (FTE) Basis.

	Year ended December 31,								
	2008			2007			2006		
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
	(Dollars in thousands)								
Assets:									
U.S. Govt agencies and corporations, Federal Home Loan Bank stock and Federal Reserve Bank stock	$ 194,633	$ 8,786	4.51%	$ 164,876	$ 7,873	4.78%	$ 150,444	$ 5,901	3.92%
State and political subdivisions	18,697	1,121	6.00	14,277	875	6.13	10,599	671	6.33
Federal funds sold and short-term investments	15,667	451	2.88	9,278	394	4.25	1,737	77	4.43
Commercial loans	437,844	28,082	6.41	400,045	29,805	7.45	369,512	27,851	7.54
Real estate mortgage loans	98,397	5,884	5.98	100,161	6,143	6.13	83,790	5,175	6.18
Home equity lines of credit	89,847	4,243	4.72	75,453	5,727	7.59	66,926	5,058	7.56
Purchased installment loans	-	-	n/a	-	-	n/a	40,658	1,901	4.68
Installment loans	153,481	10,200	6.65	122,742	8,327	6.78	40,233	2,877	7.15
Total Earning Assets	$ 1,008,566	$ 58,767	5.83%	$ 886,832	$ 59,144	6.67%	$ 763,899	$ 49,511	6.48%
Allowance for loan loss	(9,732)			(7,764)			(6,478)		
Cash and due from banks	20,520			20,855			22,266		
Bank owned life insurance	15,560			15,112			14,316		
Other assets	47,585			42,748			25,632		
Total Assets	$ 1,082,499			$ 957,783			$ 819,635		
Liabilities and Shareholders' Equity									
Consumer time deposits	$ 395,686	$ 15,392	3.89%	$ 289,906	$ 13,633	4.70%	$ 212,579	$ 8,665	4.08%
Public time deposits	63,652	2,554	4.01	69,804	3,635	5.21	54,248	2,756	5.08
Brokered time deposits	13,890	696	5.01	36,497	1,905	5.22	53,716	2,411	4.49
Savings deposits	82,276	504	0.60	80,513	486	0.60	86,325	294	0.34
Interest-bearing demand	236,495	3,160	1.34	232,691	5,876	2.53	189,173	4,028	2.13
Short-term borrowings	27,700	387	1.40	26,334	1,088	4.13	20,759	896	4.32
FHLB advances	62,341	2,322	3.72	37,088	1,555	4.19	43,948	1,585	3.61
Trust preferred securities	20,778	1,174	5.65	13,466	914	6.79	-	-	n/a
Total Interest-Bearing Liabilities	$ 902,818	$ 26,189	2.90%	$ 786,299	$ 29,092	3.70%	$ 660,748	$ 20,635	3.12%
Noninterest-bearing deposits	87,302			84,352			83,777		
Other liabilities	9,359			9,090			6,375		
Shareholders' Equity	83,020			78,042			68,735		
Total Liabilities and Shareholders' Equity	$ 1,082,499			$ 957,783			$ 819,635		
Net interest Income (FTE)		$ 32,578	3.23%		$ 30,052	3.39%		$ 28,876	3.78%
Taxable Equivalent Adjustment		(439)	(0.04)		(382)	(0.04)		(269)	(0.04)
Net Interest Income Per Financial Statements		$ 32,139			$ 29,670			$ 28,607	
Net Yield on Earning Assets			3.19%			3.35%			3.74%

Average Balances

Average earning assets increased $121,734, or 13.73%, to $1,008,566 in 2008 as compared to $886,832 in 2007. Average loans increased $81,168, or 11.62%, to $779,569 in 2008 as compared to $698,401 in 2007. Loan growth in all areas of the portfolio except real estate mortgage loans contributed to the average increase of $81,168, with an increase in the commercial loan portfolio of $37,799, an increase in installment loans of $30,739, an increase in home equity loans of $14,394, which was primarily offset by a decrease of $1,764 in mortgage loans. The increase in average loans was primarily funded with $85,538 of deposit growth. During 2008, average consumer time deposits increased $105,780, which was primarily offset by a decrease in public time deposits of $6,152 as compared to 2007. Noninterest-bearing deposits increased in 2008 by $2,950, or 3.50%, and interest-bearing demand deposits grew $3,804, or 1.63%, as compared to 2007. The Bank uses FHLB advances and brokered time deposits as alternative wholesale funding sources. The use of alternative funding sources increased $4,012, or 4.02%, during 2008 in comparison to 2007. Brokered time deposits have become an important and comparably priced substitute for FHLB advances, and they require no collateralization as compared to FHLB advances which require collateral in the form of real estate mortgage loans and securities.

Rate/Volume

Net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. Table 3 presents an analysis of increases and decreases in interest income and expense in terms of changes in volume and interest rates during the two years ended December 31, 2008. Changes that are not due solely to either a change in volume or a change in rate have been allocated proportionally to both changes due to volume and rate. The table is presented on a tax-equivalent basis.

Table 3: Rate/Volume Analysis of Net Interest Income (FTE)

	Year Ended December 31,					
	Increase (Decrease) in Interest Income/Expense in 2008 over 2007			Increase (Decrease) in Interest Income/Expense in 2007 over 2006		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
U.S. Govt agencies and corporations	$ 1,468	$ (555)	$ 913	$ 649	$ 1,323	$ 1,972
State and political subdivisions	271	(25)	246	234	(30)	204
Federal funds sold and short-term investments	(335)	392	57	335	(18)	317
Commercial loans	1,975	(3,698)	(1,723)	2,306	(352)	1,954
Real estate mortgage loans	(106)	(153)	(259)	1,011	(43)	968
Home equity lines of credit	532	(2,016)	(1,484)	645	24	669
Installment loans	2,090	(217)	1,873	2,573	976	3,549
Total Interest Income	5,895	(6,272)	(377)	7,753	1,880	9,633
Consumer time deposits	8,049	(6,290)	1,759	3,313	1,655	4,968
Public time deposits	(265)	(816)	(1,081)	792	87	879
Brokered time deposits	(1,178)	(31)	(1,209)	(720)	214	(506)
Savings deposits	11	7	18	(38)	230	192
Interest bearing demand	(164)	(2,552)	(2,716)	979	869	1,848
Short-term borrowings	18	(719)	(701)	243	(51)	192
FHLB advances	1,112	(345)	767	(123)	93	(30)
Trust preferred securities	608	(348)	260	914	—	914
Total Interest Expense	8,191	(11,094)	(2,903)	5,360	3,097	8,457
Net Interest Income (FTE)	$ (2,296)	$ 4,822	$ 2,526	$ 2,393	$ (1,217)	$ 1,176

The impact of balance sheet growth and changing rates can be seen in Table 3, which segments the change in net interest income into volume and rate components. Total interest income on a fully tax equivalent basis was $58,767 in 2008 as compared to $59,144 in 2007. This is a decrease of $377, or 0.64%. An increase of $5,895 due to volume was offset by a decrease of $6,272 due to rate, when comparing 2008 to 2007. Total interest expense was $26,189 in 2008 as compared to $29,092 in 2007. This is a decrease of $2,903, or 9.98%. Interest expense increase $8,191 due to volume, but was offset $11,094 due to decline in rates.

Although difficult to isolate, changing customer preferences and competition impact the rate and volume factors. Deposits were more sensitive to falling interest rates than loans, resulting in an increased in net interest income due to rate. While experiencing growth in both loans and deposits in 2008, deposits grew at a faster rate than loans. As a result, net interest income from volume decreased. The effect of changes in both rate and volume was an increase of $2,526 during 2008 in net interest income.

2007 versus 2006 Net Interest Income Comparison

The Corporation's net interest income on a fully tax equivalent basis was $30,052 in 2007, which compares to $28,876 in 2006. The net interest margin was 3.39% in 2007, or a decrease of 39 basis points from 2006. The decline in net interest income in 2007 was the result of a continued flat Treasury yield curve and competitive pressures.

Average earning assets increased $122,933, or 16.09%, to $886,832 in 2007 as compared to $763,899 for the same period of 2006. Average loans increased $97,282, or 16.18%, to $698,401 in 2007 as compared to $601,119 in 2006. Loan growth in all areas of the portfolio contributed to the average increase of $97,282 with an increase in the commercial loan portfolio of $30,533, an increase in installment loans of $41,851, an increase in home equity loans of $8,527 and an increase of $16,371 in mortgage loans. The increase in average loans was primarily funded with $113,945 of deposit growth. During 2007, average consumer time deposits increased $77,327, and public time deposits increased $15,556 as compared to 2006. Noninterest-bearing deposits, while weak in 2006, increased just slightly in 2007 by 0.69%; however interest-bearing demand deposits grew $43,518, or 23.00%. The Bank was less reliant on alternative funding which, including brokered time deposits, decreased $18,504, or 15.63%, from 2006.

Total interest income on a fully tax equivalent basis was $59,144 in 2007 as compared to $49,511 in 2006. This is an increase of $9,633 or 19.46%. Of this increase, $7,753 was due to volume and $1,880 to rate. When comparing 2007 to 2006, the contribution from balance sheet growth improved, and rates provided a positive contribution as well. Total interest expense was $29,092 in 2007 as compared to $20,635 in 2006. This is an increase of $8,457, or 40.98%. Of this increase, $5,360 was due to volume and $3,092 to rate.

Competitive margin pressure and stiff competition in our markets resulted in a $1,217 reduction in net interest income due to rates. This was offset by an increase in net interest income of $2,393 due to increases in the volume of loans and deposits, for a resulting increase in net interest income (FTE) of $1,176.

Noninterest Income

Table 4: Details of Noninterest Income

	Year ended December 31,				
	2008	2007	2006	2008 versus 2007	2007 versus 2006
	(Dollars in thousands)				
Investment and trust services	$ **1,908**	$ 2,170	$ 2,079	**-12.07%**	4.38%
Deposit service charges	**4,760**	4,725	4,533	**0.74%**	4.24%
Electronic banking fees	**2,710**	2,339	1,948	**15.86%**	20.07%
Income from bank owned life insurance	**979**	732	739	**33.74%**	-0.95%
Other income	**856**	396	215	**116.16%**	84.19%
Total fees and other income	**11,213**	10,362	9,514	**8.21%**	8.91%
Gain on sale of securities	**538**	274	—	**96.35%**	nm
Gain on sale of loans	**797**	766	—	**4.05%**	nm
Gains (loss) on sale of other assets	**(89)**	97	237	**-191.75%**	-59.07%
Total noninterest income	**$ 12,459**	$ 11,499	$ 9,751	**8.35%**	17.93%

2008 vs 2007 Noninterest Income Comparison

Total noninterest income was $12,459 in 2008 as compared to $11,499 in 2007. This was an increase of $960, or 8.35%. Core noninterest income, which consists of noninterest income before other income and gains and losses, was $10,357 in 2008 as compared to $9,966 in 2007. This was an increase of $391, or 3.92%.

Trust and investment management fees decreased $262, or 12.07%, during 2008 in comparison to 2007. Net trust commission decreased $299, or 14.95%, in 2008 from the same period in 2007. This was offset by an increase in net brokerage fee income, through Investment Centers of America, Inc., which was $207 in 2008, in comparison to $170 in 2007, due to increased marketing efforts in this area.

Overall, deposit service charges and electronic banking fees increased 5.75% to $7,470 in 2008, as compared to $7,064 in 2007. Deposit service charges consist largely of overdraft, stop payment and return item fees, amounted to $4,760 during 2008. Electronic banking fees include debit, ATM and merchant services. Management attributes this continued momentum in overall growth to continued aggressive sales and marketing efforts.

Other income was $856 in 2008 as compared to $396 in 2007. This was an increase of $460. Other income consists of miscellaneous fees such as safe deposit box rentals and fees, gift card income and Other Real Estate Owned rental income. Also included in other income are servicing fees from sold loans. The Corporation retains the servicing rights for both sold mortgages and indirect loans. Income produced from servicing fees for 2008 increased $213 over 2007. Gains on the sale of mortgage and indirect loans during 2008 were $307 and $490, respectively. During 2008, a mandatory redemption of VISA stock resulted in additional income of $460.

Losses on the sale of Other Real Estate Owned were $93 in 2008 and gains of $4 were recorded on the sale and/or disposal of miscellaneous assets. Gains on the sale of available-for-sale securities and mark-to-market adjustments of trading securities were $538 during 2008.

2007 vs 2006 Noninterest Income Comparison

Total noninterest income was $11,499 in 2007 as compared to $9,751 in 2006. This was an increase of $1,748, or 17.93%. Core noninterest income was $9,966 in 2007 as compared to $9,299 in 2006. This was an increase of $667, or 7.17%.

Trust and investment management fees increased $91, or 4.38%, during 2007 in comparison to 2006. Net trust commission decreased $10, or 4.89%, in 2007 from the same period in 2006. Net brokerage fee income, through Investment Centers of America, Inc., was $136 in 2007, in comparison to $35 in 2006.

Overall, deposit service charges and electronic banking fees increased 9.00% to $7,064 in 2007, as compared to $6,481 in 2006. Other income was $396 in 2007 as compared to $215 in 2006. This was an increase of $181, or 84.18%. During 2007, the Corporation established a secondary market mortgage sales program, through which the Corporation sold mortgage loans to Freddie Mac. The Corporation also sold high quality indirect loans, generated primarily through Morgan Bank. The Corporation retains the servicing rights for both sold mortgages and indirect loans. Income produced from servicing fees for 2007 increased $160 over 2006. Gains on the sale of mortgage and indirect loans during 2007 were $362 and $404, respectively.

Noninterest Expense

Table 5: Details on Noninterest Expense

	Year ended December 31,				
	2008	**2007**	**2006**	**2008 versus 2007**	**2007 versus 2006**
	(Dollars in thousands)				
Salaries and employee benefits	**15,255**	15,708	14,894	-2.88%	5.47%
Furniture and equipment	**3,950**	3,515	2,984	12.38%	17.79%
Net occupancy	**2,386**	2,256	1,905	5.76%	18.43%
Outside services	**2,490**	1,815	1,609	37.19%	12.80%
Marketing and public relations	**987**	1,116	1,279	-11.56%	-12.74%
Supplies, postage and freight	**1,468**	1,357	1,236	8.18%	9.79%
Telecommunications	**850**	849	751	0.12%	13.05%
Ohio Franchise tax	**895**	788	817	13.58%	-3.55%
FDIC Assessments	**722**	89	82	711.24%	8.54%
Other real estate owned	**1,070**	585	131	82.91%	346.56%
Electronic banking expenses	**932**	809	618	15.20%	30.91%
Other charge-offs and losses	**389**	576	410	-32.47%	40.49%
Loan and Collection Expense	**908**	758	768	19.79%	-1.30%
Other expense	**1,979**	1,530	1,501	29.35%	1.93%
Total noninterest expense	**34,281**	31,751	28,985	7.97%	9.54%

2008 versus 2007 Noninterest Expense Comparison

Noninterest expense was $34,281 in 2008 as compared to $31,751 in 2007. This is an increase of $2,530, or 7.97%. The largest increase in noninterest expense was in FDIC insurance premiums, which increased $633 in 2008 over the prior year. Other real estate owned expense in 2008 increased $485 over 2007, primarily due to revaluation of real estate values. Early in 2008, a special shareholders' meeting requested by a shareholder of the Corporation was held, which resulted in $572 in additional expense in third party services, marketing, postage and public relations.

2007 versus 2006 Noninterest Expense Comparison

Noninterest expense was $31,751 in 2007 as compared to $28,985 in 2006. This is an increase of $2,766, or 9.54%. Increases of approximately $1,101 in occupancy, postage, supplies and delivery, telephone and furniture and equipment primarily are associated with the acquisition of the Morgan division as well as other facilities opened in 2007 and 2006. The increase of $54 in intangible assets includes the amortization of core deposit intangibles also related to the Morgan acquisition. Morgan contributed approximately $365 of salaries and employee benefit expense in 2007. While making these significant investments for the future, the Company had success in limiting related increases in overhead expense, with a less than a 10% overall increase in noninterest expense over 2006. The increase in noninterest expense also included an increase of $454 in expenses related to Other Real Estate Owned such as real estate taxes and insurance costs, as well as an increased level of other operating charge-offs and losses primarily related to overdrafts as the economy continued to weaken. Operating charge-offs increased $166 in 2007 over the same period in 2006.

2008 versus 2007 Income taxes

The Corporation recognized tax expense of $112 during 2008 and $1,651 for 2007. This is a decrease of $1,539, or 93.22% from 2007. The Corporation's effective tax rate was 3.19% for 2008 as compared to 23.05% for the same period 2007. Included in net income for 2008 was $2,003 of nontaxable income, including $977 related to life insurance policies and $1,026 of tax-exempt investment and loan interest income. After considering the tax-exempt income and relatively small nondeductible expenses, income subject to tax is significantly less than income before income tax expense. The new market tax credit generated by the North Coast Community Development (NCCDC), a wholly-owned subsidiary of The Lorain National Bank, also had a significant impact on the net tax benefit and the effective tax rate. On December 29, 2003, NCCDC received official notification of a new market tax credit award. Over the remaining nine years of the award, it is expected that projects will be financed, with the intent of improving the overall economic conditions in Lorain County and generating additional interest income through the funding of qualified loans to these projects and tax credits for the Corporation. The Corporation had total qualified investments in NCCDC of $8,620 at December 31, 2008 and December 31, 2007, generating a tax credit of $476 for both years. Investment tax credit for the first three years is 5%, and 6% for the next four for each layer added.

2007 versus 2006 Income taxes

The Corporation recognized tax expense of $1,651 during 2007 and $1,669 for 2006. This is a decrease of $18, or 1.08% from 2006. The Corporation's effective tax rate was 23.1% for 2007 as compared to 23.5% for the same period 2006. The Corporation had total qualified investments in NCCDC of $8,620 at December 31, 2007, generating a tax credit of $476. At December 31, 2006 qualified investments in NCCDC were $8,020, generating a tax credit of $401.

Balance Sheet Analysis

Overview

The Corporation's total assets at December 31, 2008 were $1,136,135 as compared to $1,056,645 at December 31, 2007. This is an increase of $79,490, or 7.52%. Total securities increased $21,719, or 10.22%, over December 31, 2007. Portfolio loans increased $49,953, or 6.63%, over December 31, 2007. Total deposits at December 31, 2008 were $921,175 as compared to $856,941 at December 31, 2007. Total interest-bearing liabilities were $924,086 at December 31, 2008 as compared to $875,061 at December 31, 2007.

Securities

The distribution of the Corporation's securities portfolio at December 31, 2008 and December 31, 2007 is presented in Note 5 to the Consolidated Financial Statements contained within this Form 10-K. The Corporation continues to employ the securities portfolio to manage interest rate risk and to manage its liquidity needs. Currently, the portfolio is comprised of 4.81% trading securities, and 95.19% available for sale securities. Available for sale securities are comprised of 21.32% U.S. Government agencies, 68.78% U. S. agency mortgage backed securities and 9.90% municipal securities. At December 31, 2008 the available for sale securities portfolio had a temporary unrealized loss of $511, representing 0.23% of the total amortized cost of the Bank's available for securities. The unrealized loss at December 31, 2007 was $220. Tables 6 and 7 present the maturity distribution of securities and the weighted average yield for each maturity range for the year ended December 31, 2008.

Table 6: Maturity Distribution of Available for Sale Securities at Amortized Cost

	From 1 to 5 Years	From 5 to 10 Years	After 10 Years	At December 31, 2008	2007	2006
			(Dollars in thousands)			
Securities available for sale:						
U.S. Government agencies and corporations	$ 34,210	$ 12,208	$ —	$ 46,418	$ 90,046	$ 75,193
Mortgage backed securities	9,993	12,643	128,082	150,718	72,534	71,439
State and political subdivisions	4,279	7,731	9,959	21,969	14,961	11,494
Total securities available for sale	$ 48,482	$ 32,582	$ 138,041	$ 219,105	$ 177,541	$ 158,126

Table 7: The Weighted Average Yield for Each Range of Maturities of Securities

	From 1 to 5 Years	From 5 to 10 Years	After 10 Years	At December 31, 2008	2007	2006
Securities available for sale:						
U.S. Government agencies and corporations	4.63%	4.32%	0.00%	4.55%	4.62%	4.09%
Mortgage backed securities	4.80	4.81	5.33%	5.25	5.28	4.25
State and political subdivisions	6.00	6.28	6.30	6.24	6.38	6.57
Total securities available for sale	4.78%	4.98%	5.41%	5.20%	5.05%	4.28%

(1) Yields on tax-exempt obligations are computed on a tax equivalent basis based upon a 34% statutory Federal income tax rate.

Loans

The detail of loan balances are presented in Note 7 to the Consolidated Financial Statements contained within this Form 10-K.

Total portfolio loans at December 31, 2008 were $803,551. This is an increase of $49,953, or 6.63% over December 31, 2007. At December 31, 2008, commercial loans represented 56.01%, and real estate mortgage loans represented 11.98% of total portfolio loans. Consumer loans, consisting of installment loans and home equity loans, comprised 32.01% of total portfolio loans.

Commercial loans were $450,081 at December 31, 2008. This was an increase of $17,000, or 3.93%, over December 31, 2007. Commercial loans are primarily made to local businesses in the form of lines-of-credit, equipment or plant facilities.

Consumer loans are made to borrowers on both secured and unsecured terms dependent on the maturity and nature of the loan. Since the acquisition of Morgan Bank in 2007, consumer loans previously purchased from Morgan Bank, N.A, are included with installment loans. Consumer loans increased $37,171, or 16.89%, in comparison to December 31, 2007.

Real estate mortgages are construction and 1-4 family mortgage loans. Construction loans comprised $3,256 of the $96,241 real estate mortgage loan portfolio at December 31, 2008. At December 31, 2008, mortgage loans had decreased $4,178, or 4.16%, in comparison to December 31, 2007. The Corporation generally requires a loan-to-value ratio of 80% or private mortgage insurance for loan-to-value ratios in excess of 80%.

Loans held for sale, and not included in portfolio loans, were $3,580 at December 31, 2008. Mortgage loans represented 1.59%, and installment loans represented 98.41% of loans held for sale. There were no commercial loans held for sale at December 31, 2008.

Loan balances and loan mix are presented by type for the five years ended December 31, 2008 in Table 8.

Table 8: Loan Portfolio Distribution

	At December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
	(Dollars in thousands)				
Commercial	**$ 450,081**	$ 433,081	$ 374,055	$ 363,144	$ 339,439
Real estate mortgage	**96,241**	100,419	99,182	81,367	112,787
Home equity lines of credit	**100,873**	80,049	70,028	66,134	62,143
Purchased installment	—	—	43,019	42,023	27,833
Installment	**156,356**	140,049	42,049	38,343	33,022
Total Loans	**803,551**	753,598	628,333	591,011	575,224
Allowance for loan losses	**(11,652)**	(7,820)	(7,300)	(6,622)	(7,386)
Net Loans	**$ 791,899**	$ 745,778	$ 621,033	$ 584,389	$ 567,838

	At December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Loan Mix Percent Commercial	56.01%	57.47%	59.53%	61.44%	59.11%
Real Estate Mortgage	11.98%	13.33%	15.78%	13.77%	19.61%
Home Equity lines of credit	12.55%	10.62%	11.15%	11.19%	10.80%
Purchased installment	0.00%	0.00%	6.85%	7.11%	4.84%
Installment	19.46%	18.58%	6.69%	6.49%	5.74%
Total Loans	100.00%	100.00%	100.00%	100.00%	100.00%

Table 9 shows the amount of commercial loans outstanding as of December 31, 2008 based on the remaining scheduled principal payments or principal amounts repricing in the periods indicated. Amounts due after one year which are subject to more frequent repricing are included in the due in one year or less classification.

Table 9: Commercial Loan Maturity and Repricing Analysis

	December 31, 2008
	(Dollars in thousands)
Maturing and repricing in one year or less	**$ 83,879**
Maturing and repricing after one year but within five years	**253,388**
Maturing and repricing beyond five years	**112,814**
Total Commercial Loans	**$ 450,081**

Funding Sources

The following table shows the various sources of funding for the Corporation.

Table 10: Funding Sources

	Average Balances Outstanding			Average Rates Paid		
	2008	2007	2006	2008	2007	2006
	(Dollars in thousands)					
Demand deposits	**$ 87,302**	$ 84,352	$ 83,777	**0.00%**	0.00%	0.00%
Interest checking	**236,495**	232,691	189,173	**1.34%**	2.53%	2.13%
Savings deposits	**82,276**	80,513	86,325	**0.60%**	0.60%	0.34%
Consumer time deposits	**395,686**	289,906	212,579	**3.89%**	4.70%	4.08%
Public time deposits	**63,652**	69,804	54,248	**4.01%**	5.21%	5.08%
Brokered time deposits	**13,890**	36,497	53,716	**5.01%**	5.22%	4.49%
Total Deposits	**879,301**	793,763	679,818	**2.54%**	3.22%	2.67%
Short-term borrowings	**27,700**	26,334	20,759	**1.40%**	4.13%	4.32%
FHLB borrowings	**62,341**	37,088	43,948	**3.72%**	4.19%	3.61%
Junior subordinated debentures	**20,778**	13,466	—	**5.65%**	6.79%	n/a
Total borrowings	**110,819**	76,888	64,707	**3.50%**	4.63%	3.83%
Total funding	**$ 990,120**	$ 870,651	$ 744,525	**2.65%**	3.34%	2.77%

The Corporation obtains funding through many sources. The primary source of funds continues to be the generation of deposit accounts within our primary market. In order to achieve deposit account growth, the Corporation offers retail and business customers a full line of deposit products that includes checking accounts, interest checking, savings accounts, and time deposits. The Corporation also generates funds through wholesale sources that include local borrowings generated by a business sweep product. The Corporation utilizes brokered time deposits to provide term funding at rates comparable to other wholesale funding sources. Wholesale funding sources include lines of credit with correspondent banks, advances through the Federal Home Loan Bank of Cincinnati, and a secured line of credit with the Federal Reserve Bank of Cleveland. Table 10 highlights the average balances and the average rates paid on these sources of funds for the three years ended December 31, 2008.

Average deposit balances grew 10.78% in 2008 compared to increases of 16.76% in 2007 and 6.93% in 2006. The Corporation benefits from a large concentration of low-cost local deposit funding. These funding sources include demand deposits, interest checking accounts and savings deposits. These sources, which experienced an increase of 10.65% between 2007 and 2006, also increased 2.14% during 2008 in comparison to 2007. The mix of low-cost funding to time deposits has decreased over the last three years with the concentration of these accounts to total average deposits at 46.18% in 2008, 50.08% in 2007 and 52.85% in 2006. Low-cost funds had an average yield of 0.90% in 2008 as compared to 1.60% in 2007 and 1.20% in 2006. Included in these funds are money market accounts which carried an average yield of 1.85% in 2008 as compared to 3.60% in 2007. Average time deposits were $473,228 in 2008 as compared to $396,207 in 2007. This was an increase of $77,021, or 19.44%. Brokered time deposits and public fund time deposits represented 16.38% and 26.83% of total average time deposits during 2008 and 2007, respectively.

The Corporation offers various deposit products to both retail and business customers. The Corporation also utilizes its business sweep accounts to generate funds as well as the brokered CD market to provide funding comparable to other national market borrowings, which include the Federal Home Loan Bank of Cincinnati and the Federal Reserve Bank of Cleveland.

Borrowings

The Corporation utilizes both short-term and long-term borrowings to assist in the growth of earning assets. For the Corporation, short-term borrowings include federal funds purchased and repurchase agreements. As of December 31, 2008, the Corporation had $22,928 of short-term borrowings which consisted entirely of repurchase agreements. Long-term borrowings for the Corporation consist of Federal Home Loan Bank advances of $53,357 and junior subordinated debentures of $20,620. Federal Home Loan Bank advances were $44,207 at December 31, 2007. Maturities of long-term Federal Home Loan Bank advances are presented in Note 11 to the Consolidated Financial Statements contained within this Form 10-K. During the second quarter of 2007, the Corporation completed a private offering of trust preferred securities, as described in Note 12 to the Consolidated Financial Statements contained within this Form 10-K. The securities were issued in two $10 million tranches, one of which pays dividends at a fixed rate of 6.64% per annum and the other of which pays dividends at LIBOR plus 1.48% per annum.

Liquidity

Management of liquidity is a continual process in the banking industry. The liquidity of the Bank reflects its ability to meet loan demand, the possible outflow of deposits and its ability to take advantage of market opportunities made possible by potential rate environments. Assuring adequate liquidity requires the management of the cash flow characteristics of the assets the Bank originates and the availability of alternative funding sources. The Bank monitors liquidity according to limits established in its liquidity policy. The policy establishes minimums for the ratio of cash and cash equivalents to total assets and the loan to deposit ratio. At December 31, 2008, the Bank's liquidity was within its policy limits.

In addition to maintaining a stable source of core deposits, the Bank manages liquidity by seeking continual cash flow in its securities portfolio. At December 31, 2008, the Corporation expects the securities portfolio to generate cash flow in the next 12 months of $51,791 and $118,552 in the next 36 months.

The Bank maintains borrowing capacity at the Federal Home Loan Bank of Cincinnati, the Federal Reserve Bank of Cleveland and Federal Fund lines with correspondent banks. Table 11 highlights the liquidity position of the Bank including total borrowing capacity and current unused capacity for each borrowing arrangement at December 31, 2008.

Table 11: Liquidity

	Borrowing Capacity	Unused Capacity
	(Dollars in thousands)	
FHLB Cincinnati	$ 130,238	$ 76,825
FRB Cleveland	3,770	3,770
Federal Funds Lines	30,000	30,000
Total	$ 164,008	$ 110,595

The Corporation is the financial holding company of The Lorain National Bank and conducts no operations. The Corporation's primary ongoing needs for liquidity are the payment of the quarterly shareholder dividend if declared and miscellaneous expenses related to the regulatory and reporting requirements of a publicly traded corporation. The holding company's main source of operating liquidity is the dividend that it receives from The Lorain National Bank. Dividends from The Lorain National Bank are restricted by banking regulations. At December 31, 2008, the Corporation also had certain short-term investments in the amount of $25,925 which may be used for dividends and other corporate purposes. The holding company from time-to-time, has access to additional sources of liquidity through correspondent lines of credit, but no such agreements were in place and there was no amount outstanding as of December 31, 2008.

Capital Resources

The Corporation continues to maintain a capital position that it believes is appropriate. Total shareholders' equity was $107,059 at December 31, 2008. This is an increase of 29.53% over December 31, 2007. Shareholders' equity was increased $25,223 by the issuance of 25,223 shares of the Corporation's series B preferred stock to the U.S. Treasury, in the TARP Capital Purchase Program. The Corporation also granted a warrant to purchase 561,343 common shares to the U.S. Treasury in conjunction with this program. The warrant gives the U.S. Treasury the option to purchase the Corporation's common shares at an exercise price of $6.74 per share. See Note 14 to the Consolidated Financial Statements for further information on the series B preferred stock and common shares warrant issued pursuant to the Capital Purchase Program. Net income also increased total shareholders' equity by $3,396. Other factors increasing shareholders' equity were a $1,464 increase in accumulated other comprehensive gain resulting from an increase in the fair value of available for sale securities, and a $71 increase for share-based compensation arrangements. The factors decreasing total shareholders' equity during 2008 were cash dividends payable to shareholders of $3,940 and a $1,083 decrease in accumulated other comprehensive loss resulting from an increase in the Corporation's minimum pension liability. The Corporation held 328,194 shares of common stock as treasury stock at December 31, 2008, at a cost of $6,092.

Total common stock cash dividends declared in 2008 by the Board of Directors was $3,940 as compared to $5,097 in 2007. In 2008, the Corporation reduced its quarterly dividend to retain capital. In each of the last 22 years, the Board of Directors has approved a regular cash dividend. Any future dividend is subject to Board approval. The dividend payout ratio, representing dividends per common share divided by earnings per share available to common shareholders, was 120.00% and 91.14% for the years 2008 and 2007, respectively, despite the reduced quarterly dividend in 2008. The increase in the dividend payout ratio is above the long-term target ratio established by the Board of Directors but occurred as a result of decreased earnings per share resulting primarily from large loan loss provisions taken during the year, and the addition of the dividend payable on Series B preferred stock.

At December 31, 2008, the Corporation's market capitalization was $38,302 compared to $106,881 at December 31, 2007. There were 1,975 shareholders of record at December 31, 2008. LNB Bancorp, Inc.'s common shares are traded on the NASDAQ Stock Market under the ticker symbol "LNBB."

On July 28, 2005, the Corporation announced a share repurchase program of up to 5 percent, or about 332,000, of its common shares outstanding. Repurchased shares can be used for a number of corporate purposes, including the Corporation's stock option and employee benefit plans. The share repurchase program provides that share repurchases are to be made primarily on the open market from time-to-time until the 5 percent maximum is repurchased or the earlier termination of the repurchase program by the Board of Directors, at the discretion of management based upon market, business, legal and other factors. However, the terms of the Corporation's sale of $25.2 million of its series B preferred stock to the U.S. Treasury in conjunction with the Capital Purchase Program include limitations on the Corporation's ability to repurchase its common shares. For three years after the issuance or until the U.S. Treasury no longer holds any series B preferred stock, the Corporation will not be able to repurchase any of its common shares or preferred stock without, among other things, U.S. Treasury approval or the availability of certain limited exceptions, e.g., purchases in connection with our benefit plans. Furthermore, as long as the series B preferred stock issued to the U.S. Treasury is outstanding, repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. As of December 31, 2008, the Corporation had repurchased an aggregate of 202,500 shares under this program.

The Federal Reserve Board has established risk-based capital guidelines that must be observed by financial holding companies and banks. The Corporation has consistently maintained the regulatory capital ratios of the Corporation and its bank subsidiary, The Lorain National Bank, above "well capitalized" levels. For further information on capital ratios see Notes 1 and 14 of the Consolidated Financial Statements.

Contractual Obligations and Commitments

Contractual obligations and commitments of the Corporation at December 31, 2008 are as follows:

Table 12: Contractual Obligations

	One Year or Less	Two and Three Years	Four and Five Years	Over Five Years	Total
			(Dollars in thousands)		
Short-term borrowings	$ 22,928	$ —	$ —	$ —	$ 22,928
FHLB advances	25,850	25,000	7	2,500	53,357
Operating leases	862	1,376	649	909	3,796
Trust preferred securities	—	—	—	20,620	20,620
Benefit payments	297	607	723	1,997	3,624
Severance payments	296	260	67	—	623
Total	$ 50,233	$ 27,243	$ 1,446	$ 26,026	$ 104,948

Critical Accounting Policies and Estimates

The Corporation's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The Corporation follows general practices within the banking industry and application of these principles requires the Corporation's management ("Management") to make assumptions, estimates and judgments that affect the financial statements and accompanying notes. These assumptions, estimates and judgments are based on information available as of the date of the financial statements.

The most significant accounting policies followed by the Corporation are presented in Note 1 to the Consolidated Financial Statements. These policies are fundamental to the understanding of results of operation and financial conditions.

The accounting policies considered to be critical by Management are as follows:

- **Allowance for loan losses**

The allowance for loan losses is an amount that Management believes will be adequate to absorb probable credit losses inherent in the loan portfolio taking into consideration such factors as past loss experience, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, and current economic conditions that affect the borrower's ability to pay. Determination of the allowance is subjective in nature. Loan losses are charged off against the allowance when Management believes that the full collectibility of the loan is unlikely. Recoveries of amounts previously charged-off are credited to the allowance.

A loan is considered impaired when it is probable that not all principal and interest amounts will be collected according to the loan contract. Residential mortgage, installment and other consumer loans are evaluated collectively for impairment. Individual commercial loans exceeding size thresholds established by Management are evaluated for impairment. Impaired loans are written down by the establishment of a specific allowance where necessary. The fair value of all loans currently evaluated for impairment is collateral-dependent and therefore the fair value is determined by the fair value of the underlying collateral.

The Corporation maintains the allowance for loan losses at a level adequate to absorb Management's estimate of probable credit losses inherent in the loan portfolio. The allowance is comprised of a general allowance, a specific allowance for identified problem loans and an unallocated allowance representing estimations pursuant to either Statement of Financial Accounting Standards (SFAS) No. 5 "Accounting for Contingencies," or SFAS No. 114, "Accounting by Creditors for Impairment of a Loan."

The general allowance is determined by applying estimated loss factors to the credit exposures from outstanding loans. For commercial and commercial real estate loans, loss factors are applied based on internal risk grades of these loans. Many factors are considered when these grades are assigned to individual loans such as current and past delinquency, financial statements of the borrower, current net realizable value of collateral and the general economic environment and specific economic trends affecting the portfolio. For residential real estate, installment and other loans, loss factors are applied on a portfolio basis. Loss factors are based on the Corporation's historical loss experience and are reviewed for appropriateness on a quarterly basis, along with other factors affecting the collectibility of the loan portfolio.

Specific allowances are established for all classified loans when Management has determined that, due to identified significant conditions, it is probable that a loss has been incurred that exceeds the general allowance loss factor from these loans. The unallocated allowance recognizes the estimation risk associated with the allocated general and specific allowances and incorporates Management's evaluation of existing conditions that are not included in the allocated allowance determinations. These conditions are reviewed quarterly by Management and include general economic conditions, credit quality trends and internal loan review and regulatory examination findings.

Management believes that it uses the best information available to determine the adequacy of the allowance for loan losses. However, future adjustments to the allowance may be necessary and the results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations.

- **Income Taxes**

The Corporation's income tax expense and related current and deferred tax assets and liabilities are presented as prescribed in SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the periodic review and adjustment of tax assets and liabilities based on many assumptions. These assumptions include predictions as to the Corporation's future profitability, as well as potential changes in tax laws that could impact the deductibility of certain income and expense items. Since financial results could be significantly different than these estimates, future adjustments may be necessary to tax expense and related balance sheet accounts.

New Accounting Pronouncements

Management is not aware of any proposed regulations or current recommendations by the Financial Accounting Standards Board or by regulatory authorities, which, if they were implemented, would have a material effect on the liquidity, capital resources, or operations of the Corporation.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk.

RISK ELEMENTS

Risk management is an essential aspect in operating a financial services company successfully and effectively. The most prominent risk exposures, for a financial services company, are credit, operational, interest rate, market, and liquidity risk. Credit risk involves the risk of uncollectible interest and principal balance on a loan when it is due. Fraud, legal and compliance issues, processing errors, technology and the related disaster recovery, and breaches in business continuation and internal controls are types of operational risks. Changes in interest rates affecting net interest income are considered interest rate risks. Market risk is the risk that a financial institution's earnings and capital or its ability to meet its business objectives are adversely affected by movements in market rates or prices. Such movements include fluctuations in interest rates, foreign exchange rates, equity prices that affect the changes in value of available-for-sale securities, credit spreads, and commodity prices. The inability to fund obligations due to investors, borrowers, or depositors is liquidity risk. For the Corporation, the dominant risks are market risk and credit risk.

Credit Risk Management

Uniform underwriting criteria, ongoing risk monitoring and review processes, and well-defined, centralized credit policies dictate the management of credit risk for the Corporation. As such, credit risk is managed through the Bank's allowance for loan loss policy which requires the loan officer, lending officers, and the loan review committee to manage loan quality. The Corporation's credit policies are reviewed and modified on an ongoing basis in order to remain suitable for the management of credit risks within the loan portfolio as conditions change. The Corporation uses a loan rating system to properly classify and assess the credit quality of individual commercial loan transactions. The loan rating system is used to determine the adequacy of the allowance for loan losses for regulatory reporting purposes and to assist in the determination of the frequency of review for credit exposures.

During 2008, the unstable and declining economic conditions, especially in residential and commercial development lending, resulted in higher levels of nonperforming loans and potential problem loans.

Nonperforming Assets

Total nonperforming assets consist of nonperforming loans, loans which have been restructured, and other foreclosed assets. As such, a loan is considered nonperforming if it is 90 days past due and/or in Management's estimation the collection of interest on the loan is doubtful. Nonperforming loans no longer accrue interest and are accounted for on a cash basis. The classification of restructured loans involves the deterioration of a borrower's financial ability leading to original terms being favorably modified or either principal or interest being forgiven.

Nonperforming loans at December 31, 2008 were $19,592 as compared to $10,831 at December 31, 2007, an increase of $8,761. Of this total, commercial loans were $14,209 as compared to $7,927 at December 31, 2007. These are commercial loans that are primarily secured by real estate and, in some cases, by SBA guarantees, and have either been charged-down to their realizable value or a specific reserve has been established for any collateral short-fall. At December 31, 2008, construction and land development represented $6,601of the total commercial loan nonperforming, with non-farm, non-residential representing $7,947, and the remaining being commercial and industrial. All nonperforming loans are being actively managed.

Management also monitors delinquency and potential commercial problem loans. Bank-wide delinquency at December 31, 2008 was 3.76% of total loans as compared to 2.26% at December 31, 2007. Total 30-90 day delinquency increased from 0.91% of total loans at December 31, 2007 to 1.34% of total loans at December 31, 2008. 30-90 day delinquency as a percent of loan type is under 1% for all loan types.

Other foreclosed assets were $1,108 as of December 31, 2008, a decrease of $1,370 from December 31, 2007. The $1,108 is comprised of eight commercial properties totaling $587 and three 1-4 family residential properties totaling $521. This compares to $1,641 in 1-4 family residential properties with the remainder in commercial properties as of December 31, 2007.

Table 13 sets forth nonperforming assets for the period ended December 31, 2008.

Table 13: Nonperforming Assets

	At December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Commercial loans	**$ 14,209**	$ 7,927	$ 10,322	$ 5,129	$ 3,255
Real estate mortgage	**3,465**	2,097	2,165	1,182	1,116
Home equity lines of credit	**989**	429	168	25	400
Installment loans	**929**	378	157	158	150
Total nonperforming loans	**19,592**	10,831	12,812	6,494	4,921
Other foreclosed assets	**1,108**	2,478	1,289	432	420
Total nonperforming assets	**$ 20,700**	$ 13,309	$ 14,101	$ 6,926	$ 5,341
Loans 90 days past due accruing interest	**$ —**	$ —	$ —	$ —	$ —
Allowance for loan losses to nonperforming loans	**56.29**%	72.20%	57.00%	102.00%	150.10%

Provision and Allowance for Loan Losses

The allowance for loan losses is maintained by the Corporation at a level considered by Management to be adequate to cover probable credit losses inherent in the loan portfolio. The amount of the provision for loan losses charged to operating expenses is the amount necessary, in the estimation of Management, to maintain the allowance for loan losses at an adequate level. Management determines the adequacy of the allowance based upon past experience, changes in portfolio size and mix, relative quality of the loan portfolio and the rate of loan growth, assessments of current and future economic conditions, and information about specific borrower situations, including their financial position and collateral values, and other factors, which are subject to change over time. While Management's periodic analysis of the allowance for loan losses may dictate portions of the allowance be allocated to specific problem loans, the entire amount is available for any loan charge-offs that may occur. Table 14 presents the detailed activity in the allowance for loan losses and related charge-off activity for the five years ended 2008.

Table 14: Analysis of Allowance for Loan Losses

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Balance at beginning of year	**$ 7,820**	$ 7,300	$ 6,622	$ 7,386	$ 7,730
Charge-offs:					
Commercial	**(2,305)**	(2,179)	(1,120)	(1,582)	(1,619)
Real estate mortgage	**(275)**	(304)	(171)	(28)	(21)
Home equity lines of credit	**(467)**	(61)	(81)	(146)	(109)
Purchased installment	—	(37)	(69)	(65)	—
Installment	**(856)**	(495)	(347)	(435)	(591)
DDA Overdrafts	**(265)**	(256)	(240)	—	—
Total charge-offs	**(4,168)**	(3,332)	(2,028)	(2,256)	(2,340)
Recoveries:					
Commercial	**920**	150	153	75	71
Real estate mortgage	**21**	21	9	—	—
Home equity lines of credit	**10**	25	—	1	1
Purchased installment	—	—	—	3	—
Installment	**186**	249	150	165	176
DDA Overdrafts	**54**	54	114	—	—
Total Recoveries	**1,191**	499	426	244	248
Net Charge-offs	**(2,977)**	(2,833)	(1,602)	(2,012)	(2,092)
Provision for loan losses	**6,809**	2,255	2,280	1,248	1,748
Allowance from merger	—	1,098	—	—	—
Balance at end of year	**$ 11,652**	$ 7,820	$ 7,300	$ 6,622	$ 7,386

The allowance for loan losses at December 31, 2008 was $11,652 or 1.45% of outstanding loans, compared to $7,820 or 1.04% of outstanding loans at December 31, 2007. The allowance for loan losses was 59.47% and 72.20% of nonperforming loans at December 31, 2008 and 2007, respectively.

Net charge-offs for the year ended December 31, 2008 were $2,977, as compared to $2,833 for the year ended December 31, 2007. Net charge-offs as a percent of average loans was 0.38% for 2008 and 0.41% for 2007.

Direct deposit account overdrafts were charged to the allowance for loan losses for the first time in 2006 and accounted for $211 and $202, respectively, of the net charge-offs in 2008 and 2007. These charges were previously expensed directly to noninterest expense.

The provision charged to expense was $6,809 for the year ended December 31, 2008 as compared to $2,255 for the same period 2007. The Company has experienced an increase in nonperforming loans and in substandard loans. The allowance for loan losses is, in the opinion of management, sufficient given its analysis of the information available about the portfolio at December 31, 2008. Management continues to work toward prompt resolution of nonperforming loan situations and to adjust underwriting standards as conditions warrant.

Market Risk Management

The Corporation manages market risk through its Asset/Liability Management Committee ("ALCO") at the Bank level governed by policies set forth and established by the Board of Directors. This committee assesses interest rate risk exposure through two primary measures: rate sensitive assets divided by rate sensitive liabilities and earnings-at-risk simulation of net interest income over the one year planning cycle and the longer term strategic horizon in order to provide a stable and steadily increasing flow of net interest income.

The difference between a financial institution's interest rate sensitive assets and interest rate sensitive liabilities is referred to as the interest rate gap. An institution that has more interest rate sensitive assets than interest rate sensitive liabilities in a given period is said to be asset sensitive or has a positive gap. This means that if interest rates rise a corporation's net interest income may rise and if interest rates fall its net interest income may decline. If interest sensitive liabilities exceed interest sensitive assets then the opposite impact on net interest income may occur. The usefulness of the gap measure is limited. It is important to know the gross dollars of assets and liabilities that may re-price in various time horizons, but without knowing the frequency and basis of the potential rate changes the predictive power of the gap measure is limited.

Two more useful tools in managing market risk are earnings-at-risk simulation and economic value of equity simulation. An earnings-at-risk analysis is a modeling approach that combines the repricing information from gap analysis, with forecasts of balance sheet growth and changes in future interest rates. The result of this simulation provides management with a range of possible net interest margin outcomes. Trends that are identified in earnings-at-risk simulation can help identify product and pricing decisions that can be made currently to assure stable net interest income performance in the future. At December 31, 2008, a "shock" treatment of the balance sheet, in which a parallel shift in the yield curve occurs and all rates increase immediately, indicates that in a +200 basis point shock, net interest income would increase $16, or 0.05%, and in a -200 basis point shock, net interest income would decrease $2,054, or 6.4%. The reason for the lack of symmetry in these results is the implied floors in many of the Corporation's core funding which limits their downward adjustment from current offering rates. This analysis is done to describe a best or worst case scenario. Factors such as non-parallel yield curve shifts, management pricing changes, customer preferences and other factors are likely to produce different results.

The economic value of equity approach measures the change in the value of the Corporation's equity as the value of assets and liabilities on the balance sheet change with interest rates. At December 31, 2008, this analysis indicated that a +200 basis point change in rates would reduce the value of the Corporation's equity by 15.9% while a -200 basis point change in rates would increase the value of the Corporation's equity by 38.2%.

Table 15: GAP Analysis:

	At December 31, 2008						
	Under 3 Months	3 to 12 Months	1 to 3 Years	3-5 Years	5-15 Years	After 15 Years	Total
	(Dollars in thousands)						
Earning Assets:							
Securities and short-term investments	$ 25,574	$ 24,508	$ 59,187	$ 40,362	$ 91,552	$ —	$ 241,183
Trading securities	11,261	—	—	—	—		11,261
Loans	173,540	141,097	243,721	137,498	101,897	9,377	807,130
Total earning assets	$ 210,375	$ 165,605	$ 302,908	$ 177,860	$ 193,449	$ 9,377	$ 1,059,574
Interest-bearing liabilities:							
Consumer time deposits	$ 132,284	$ 323,032	$ 71,019	$ 7,731	$ 437	$ —	$ 534,503
Money Market deposits	99,051	—	—	—	—	—	99,051
Savings deposits	—	—	104,226	—	—	—	104,226
Interest-bearing demand deposits	—	—	115,102	—	—	—	115,102
Short-term borrowings	6,459	19,377	—	—	—	—	25,836
Long-term debt	—	—	27,989	3,000	2,532	20,620	54,141
Fed Funds, Repos, Other	22,928	—	—	—	—	—	22,928
Total interest-bearing liabilities	$ 260,722	$ 342,409	$ 318,336	$ 10,731	$ 2,969	$ 20,620	$ 955,787
Cumulative interest rate gap	$ (50,347)	$ (227,151)	$ (242,579)	$ (75,450)	$ 115,030	$ 103,787	
RSA/RSL	81%	62%	74%	92%	112%	111%	

	At December 31, 2007						
	Under 3 Months	3 to 12 Months	1 to 3 Years	3-5 Years	5-15 Years	After 15 Years	Total
	(Dollars in thousands)						
Earning Assets:							
Securities and short-term investments	$ 20,131	$ 31,190	$ 35,612	$ 47,593	$ 48,082	$ —	$ 182,608
Trading securities	33,402	—	—	—	—		33,402
Loans	364,051	52,028	100,539	129,804	111,242	658	758,322
Total earning assets	$ 417,584	$ 83,218	$ 136,151	$ 177,397	$ 159,324	$ 658	$ 974,332
Interest-bearing liabilities:							
Consumer time deposits	$ 146,731	$ 247,198	$ 39,028	$ 3,866	$ —	$ —	$ 436,823
Money Market deposits	129,961	—	—	—	—	—	129,961
Savings deposits	—	—	81,293	—	—	—	81,293
Interest-bearing demand deposits	—	—	120,052	—	—	—	120,052
Short-term borrowings	7,701	23,102	—	—	—	—	30,803
Long-term debt	—	—	10,830	—	2,574	20,620	34,024
Fed Funds, Repos, Other	42,105	—	—	—	—	—	42,105
Total interest-bearing liabilities	$ 326,498	$ 270,300	$ 251,203	$ 3,866	$ 2,574	$ 20,620	$ 875,061
Cumulative interest rate gap	$ 91,086	$ (95,996)	$ (211,048)	$ (37,518)	$ 119,233	$ 99,271	
RSA/RSL	128%	84%	75%	96%	114%	111%	

Item 8. Financial Statements and Supplementary Data.

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
LNB Bancorp, Inc.

We have audited the accompanying consolidated balance sheet of LNB Bancorp, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2008. We also have audited the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LNB Bancorp, Inc. as of December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, LNB Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Plante & Moran, PLLC

March 10, 2009
Columbus, Ohio

CONSOLIDATED BALANCE SHEETS

	At December 31,	
	2008	2007
	(Dollars in thousands except share amounts)	
ASSETS		
Cash and due from banks (Note 3)	$ 21,723	$ 23,523
Federal funds sold and short-term investments	15,200	—
Cash and cash equivalents	36,923	23,523
Interest-bearing deposits in other banks	352	100
Securities: (Note 5)		
Trading securities, at fair value	11,261	33,402
Available for sale, at fair value	223,052	179,192
Total securities	234,313	212,594
Restricted stock	4,884	4,704
Loans held for sale	3,580	4,724
Loans: (Note 7)		
Portfolio loans	803,551	753,598
Allowance for loan losses	(11,652)	(7,820)
Net loans	791,899	745,778
Bank premises and equipment, net (Note 8)	11,504	13,328
Other real estate owned	1,108	2,478
Bank owned life insurance	15,742	15,487
Goodwill, net (Note 4)	21,582	21,570
Intangible assets, net (Note 4)	1,142	1,280
Accrued interest receivable	4,290	4,074
Other assets (Note 13)	8,816	7,005
Total Assets	$ 1,136,135	$ 1,056,645
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits (Note 9)		
Demand and other noninterest-bearing	$ 93,994	$ 88,812
Savings, money market and interest-bearing demand	292,679	331,306
Certificates of deposit	534,502	436,823
Total deposits	921,175	856,941
Short-term borrowings (Note 10)	22,928	42,105
Federal Home Loan Bank advances (Note 11)	53,357	44,207
Junior subordinated debentures (Note 12)	20,620	20,620
Accrued interest payable	3,813	4,620
Accrued taxes, expenses and other liabilities (Note 13)	7,183	5,499
Total Liabilities	1,029,076	973,992
Shareholders' Equity (Notes 14 and 15)		
Preferred stock, Series A Voting, no par value, authorized 750,000 shares, none issued at December 31, 2008 and 2007.	—	—
Preferred stock, Series B, no par value, 25,223 shares authorized and issued at December 31, 2008, none issued at December 31, 2007.	25,223	—
Discount on Series B preferred stock	(146)	—
Warrant to purchase common stock	146	—
Common stock, par value $1 per share, authorized 15,000,000 shares, issued 7,295,663 shares at December 31, 2008 and 6,931,325 at December 31, 2007.	7,624	7,624
Additional paid-in capital	37,783	37,712
Retained earnings	41,682	42,951
Accumulated other comprehensive income	839	458
Treasury shares at cost, 328,194 shares at December 31, 2008 and at December 31, 2007	(6,092)	(6,092)
Total Shareholders' Equity	107,059	82,653
Total Liabilities and Shareholders' Equity	$ 1,136,135	$ 1,056,645

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands except share and per share amounts)		
Interest and Dividend Income			
Loans	$ **48,314**	$ 49,889	$ 42,800
Securities:			
U.S. Government agencies and corporations	**8,786**	7,588	5,699
State and political subdivisions	**777**	606	464
Other debt and equity securities	**304**	285	202
Federal funds sold and short-term investments	**147**	394	77
Total interest income	**58,328**	58,762	49,242
Interest Expense			
Deposits	**22,306**	25,535	18,145
Federal Home Loan Bank advances	**2,322**	1,555	1,585
Short-term borrowings	**387**	1,088	905
Junior subordinated debentures	**1,174**	914	—
Total interest expense	**26,189**	29,092	20,635
Net Interest Income	**32,139**	29,670	28,607
Provision for Loan Losses (Note 7)	**6,809**	2,255	2,280
Net interest income after provision for loan losses	**25,330**	27,415	26,327
Noninterest Income			
Investment and trust services	**1,908**	2,170	2,079
Deposit service charges	**4,760**	4,725	4,533
Other service charges and fees	**2,710**	2,339	1,948
Income from bank owned life insurance	**979**	732	739
Other income	**856**	396	215
Total fees and other income	**11,213**	10,362	9,514
Securities gains, net	**538**	274	—
Gains on sale of loans	**797**	766	—
Gains (loss) on sale of other assets, net	**(89)**	97	237
Total noninterest income	**12,459**	11,499	9,751
Noninterest Expense			
Salaries and employee benefits (Notes 18 & 19)	**15,255**	15,708	14,894
Furniture and equipment	**3,950**	3,515	2,984
Net occupancy (Note 8)	**2,386**	2,256	1,905
Outside services	**2,490**	1,815	1,609
Marketing and public relations	**987**	1,116	1,279
Supplies, postage and freight	**1,468**	1,357	1,236
Telecommunications	**850**	849	751
Ohio franchise tax	**895**	788	817
FDIC assessments	**722**	89	82
Other real estate owned	**1,070**	585	131
Electronic banking expenses	**932**	809	618
Loan and collection expense	**908**	758	768
Other expense	**2,368**	2,106	1,911
Total noninterest expense	**34,281**	31,751	28,985
Income before income tax expense	**3,508**	7,163	7,093
Income tax expense (Note 13)	**112**	1,651	1,669
Net Income	$ **3,396**	$ 5,512	$ 5,424
Dividends on preferred stock	**70**	—	—
Amortization of discount on preferred stock	**21**	—	—
Net Income Available to Common Shareholders	$ **3,305**	$ **5,512**	$ **5,424**
Net Income Per Common Share (Note 2)			
Basic	$ **0.45**	$ 0.79	$ 0.84
Diluted	**0.45**	0.79	0.84
Dividends declared	**0.54**	0.72	0.72
Average Common Shares Outstanding			
Basic	**7,295,663**	6,992,215	6,461,892
Diluted	**7,295,663**	6,992,215	6,462,094

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	(Dollars in thousands except share and per share amounts)						
Balance, January 1, 2006	$ —	$ 6,772	$ 26,334	$ 42,945	$ (2,996)	$ (4,649)	$ 68,406
Comprehensive income:							
Net Income				5,424			5,424
Other comprehensive loss, net of tax:							
Minimum pension liability					47		47
Change in unrealized gains and losses on securities					856		856
Total comprehensive income							6,327
Share-based comprehensive income			48				48
Purchase of 77,500 shares of Treasury Stock						(1,443)	(1,443)
Common dividends declared, $.72 per share				(4,641)			(4,641)
Balance, December 31, 2006	$ —	$ 6,772	$ 26,382	$ 43,728	$ (2,093)	$ (6,092)	$ 68,697
Cumulative affect of adoption of SFAS 159				(1,192)	1,192		—
Comprehensive income:							
Net Income				5,512			5,512
Other comprehensive income, net of tax:							
Minimum pension liability					(155)		(155)
Change in unrealized gains and losses on securities					1,514		1,514
Total comprehensive income							6,871
Share-based compensation income			58				58
Issuance of 851,990 shares of common stock		852	11,272				12,124
Common dividends declared, $.72 per share				(5,097)			(5,097)
Balance, December 31, 2007	$ —	$ 7,624	$ 37,712	$ 42,951	$ 458	$ (6,092)	$ 82,653
Cumulative effect of change in accounting principle for split-dollar life insurance coverage				(725)			(725)
Comprehensive income:							
Net Income				3,396			3,396
Other comprehensive income, net of tax:							
Minimum pension liability					(1,083)		(1,083)
Change in unrealized gains and losses on securities					1,464		1,464
Total comprehensive income							3,777
Share-based compensation income			71				71
Issuance of 25,223 shares of preferred stock, Series B	25,223						25,223
Common dividends declared, $.54 per share				(3,940)			(3,940)
Balance, December 31, 2008	$ 25,223	$ 7,624	$ 37,783	$ 41,682	$ 839	$ (6,092)	$ 107,059

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Operating Activities			
Net income	**$ 3,396**	$ 5,512	$ 5,424
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**6,809**	2,255	2,280
Depreciation and amortization	**1,749**	1,730	1,631
Amortization (accretion) of premiums and discounts	**(431)**	(16)	305
Amortization of intangibles	**138**	167	113
Amortization of loan servicing rights	**219**	153	51
Amortization of deferred loan fees	**294**	264	73
Federal deferred income tax expense (benefit)	**(1,241)**	182	(558)
Securities gains, net	**(538)**	(274)	—
Share-based compensation expense, net of tax	**71**	58	48
Loans originated for sale	**(85,164)**	(90,129)	—
Proceeds from sales of loan originations	**87,103**	86,171	—
Net gain from loan sales	**(795)**	(766)	—
Federal Home Loan Bank stock dividends	**(143)**	—	—
Net (gain) loss on sale of other assets	**89**	(97)	(237)
Net decrease in accrued interest receivable and other assets	**(2,345)**	(4,257)	(2,881)
Net decrease in accrued interest payable, taxes and other liabilities	**725**	2,152	1,846
Net cash provided by operating activities	**9,936**	3,105	8,095
Investing Activities			
Proceeds from sales of available-for-sale securities	**77,069**	—	—
Proceeds from maturities of available-for-sale securities	**37,728**	40,042	33,753
Purchase of available-for-sale securities	**(155,946)**	(109,044)	(36,963)
Purchase of trading securities	**(81,738)**	(65,082)	—
Change in interest-bearing deposits in other banks	**(252)**	—	—
Proceeds from sale of trading securities	**104,433**	79,632	—
Purchase of Federal Reserve Bank Stock	**—**	(836)	—
Purchase of Federal Home Loan Bank Stock	**(117)**	(495)	(173)
Acquisition, net of cash and cash equivalents acquired	**—**	7,212	—
Redemption of Federal Home Loan Bank Stock	**—**	—	570
Net increase in loans made to customers	**(53,912)**	(34,951)	(41,519)
Proceeds from the sale of other real estate owned	**1,203**	1,139	1,487
Purchase of bank premises and equipment	**(500)**	(2,889)	(2,417)
Proceeds from sale of bank premises and equipment	**6**	15	668
Net cash used in investing activities	**(72,026)**	(85,257)	(44,594)
Financing Activities			
Net increase (decrease) in demand and other noninterest-bearing	**5,182**	(11,751)	3,619
Net increase (decrease) in savings, money market and interest-bearing demand	**(2,445)**	(2,358)	12,570
Net increase in certificates of deposit	**61,497**	51,920	60,856
Net increase (decrease) in short-term borrowings	**(19,177)**	18,222	(10,453)
Proceeds from Federal Home Loan Bank advances	**65,000**	233,450	287,000
Payment of Federal Home Loan Bank advances	**(55,850)**	(228,453)	(305,810)
Issuance of preferred stock	**25,223**	—	—
Purchase of treasury stock	**—**	—	(1,443)
Proceeds from issuance of junior subordinated debentures	**—**	20,620	—
Dividends paid	**(3,940)**	(5,097)	(4,641)
Net cash provided by financing activities	**75,490**	76,553	41,698
Net increase (decrease) in cash and cash equivalents	**13,400**	(5,599)	5,199
Cash and cash equivalents, January 1	**23,523**	29,122	23,923
Cash and cash equivalents, December 31	**$ 36,923**	$ 23,523	$ 29,122
Supplemental cash flow information			
Interest paid	**$ 25,937**	$ 28,170	$ 19,335
Income taxes paid	**2,555**	1,968	2,768
Transfer of loans to other real estate owned	**688**	2,667	2,548

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share amounts)

(1) Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of LNB Bancorp, Inc. (the "Corporation") and its wholly-owned subsidiary, The Lorain National Bank (the "Bank"). The consolidated financial statements also include the accounts of North Coast Community Development Corporation which is a wholly-owned subsidiary of the Bank. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

LNB Bancorp Inc. prepares its financial statements in conformity with U.S. generally accepted accounting principles (GAAP). As such, GAAP requires the Corporation's management ("Management") to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas involving the use of Management's estimates and assumptions include the allowance for loan losses, the realization of deferred tax assets, fair values of certain securities, net periodic pension expense, and accrued pension costs recognized in the Corporation's consolidated financial statements. Estimates that are more susceptible to change in the near term include the allowance for loan losses and the fair value of certain securities.

Segment Information

The Corporation's activities are considered to be a single industry segment for financial reporting purposes. LNB Bancorp, Inc. is a financial holding company engaged in the business of commercial and retail banking, investment management and trust services, title insurance, and insurance with operations conducted through its main office and banking centers located throughout Lorain, eastern Erie, western Cuyahoga, and Summit counties of Ohio. This market provides the source for substantially all of the Bank's deposit and loan and trust activities. The majority of the Bank's income is derived from a diverse base of commercial, mortgage and retail lending activities and investments.

Statement of Cash Flows

For purposes of reporting in the Consolidated Statements of Cash Flows, cash and cash equivalents include currency on hand, amounts due from banks, Federal funds sold, and securities purchased under resale agreements. Generally, Federal funds sold and securities purchased under resale agreements are for one day periods.

Securities

Securities that are bought and held for the sole purpose of being sold in the near term are deemed trading securities with any related unrealized gains and losses reported in earnings. LNB Bancorp, Inc. held trading securities as of December 31, 2008 and December 31, 2007. Securities that the Corporation has a positive intent and ability to hold to maturity are classified as held to maturity. As of December 31, 2008 and December 31, 2007, LNB Bancorp, Inc. did not hold any securities classified as held to maturity. Securities that are not classified as trading or held to maturity are classified as available for sale. Securities classified as available for sale are carried at their fair value with unrealized gains and losses, net of tax, included as a component of accumulated other comprehensive income, net of tax. A decline in the fair value of securities below cost that is deemed other than temporary is charged to earnings, resulting in establishment of a new cost basis for the security. Interest and dividends on securities, including amortization of premiums and accretion of discounts using the effective interest method over the period to maturity or call, are included in interest income. In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities", which generally permits the measurement of selected eligible financial instruments at fair value at specified election dates ("SFAS 159"). The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of this statement are effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption was permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. The Corporation elected early adoption of SFAS 159 as of January 1, 2007 and has included disclosures in accordance with the requirements.

Restricted Stock

The Bank is a member of the Federal Home Loan Bank (FHLB) system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. The Bank is also a member of and owns stock in the Federal Reserve Bank. The Company also owns stock in Bankers Bancshares Inc., an institution that provides correspondent banking services to community banks. Stock in these institutions is classified as restricted stock, is recorded at redemption value which approximates fair value, and is periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans Held For Sale

Held for sale loans are carried at the lower of amortized cost or estimated fair value, determined on an aggregate basis for each type of loan. Net unrealized losses are recognized by charges to income. Gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income.

Loans

Loans are reported at the principal amount outstanding, net of unearned income and premiums and discounts. Loans acquired through business combinations are valued at fair market value on or near the date of acquisition. The difference between the principal amount outstanding and the fair market valuation is amortized over the aggregate average life of each class of loan. Unearned income includes deferred fees, net of deferred direct incremental loan origination costs. Unearned income is amortized to interest income, over the contractual life of the loan, using the interest method. Deferred direct loan origination fees and costs are amortized to interest income, over the contractual life of the loan, using the interest method.

Loans are generally placed on nonaccrual status when they are 90 days past due for interest or principal or when the full and timely collection of interest or principal becomes uncertain. When a loan has been placed on nonaccrual status, the accrued and unpaid interest receivable is reversed against interest income. Generally, a loan is returned to accrual status when all delinquent interest and principal becomes current under the terms of the loan agreement and when the collectibility is no longer doubtful.

A loan is impaired when full payment under the original loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as real estate mortgages and installment loans, and on an individual loan basis for commercial loans that are graded substandard or below. Factors considered by Management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis. If a loan is impaired, a portion of the allowance may be allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Allowance for Loan Losses

The allowance for loan losses is Management's estimate of credit losses inherent in the loan portfolio at the balance sheet date. Management's determination of the allowance, and the resulting provision, is based on judgments and assumptions, including general economic conditions, loan portfolio composition, loan loss experience, Management's evaluation of credit risk relating to pools of loan and individual borrowers, sensitivity analysis and expected loss models, value of underlying collateral, and observations of internal loan review staff or banking regulators.

The provision for loan losses is determined based on Management's evaluation of the loan portfolio and the adequacy of the allowance for loan losses under current economic conditions and such other factors which, in Management's judgment, deserve current recognition.

Servicing

Servicing assets are recognized as separate assets when rights are acquired through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed generally on the straight-line method over the estimated useful lives of the assets. Upon the sale or other disposition of assets, the cost and related accumulated depreciation are retired and the resulting gain or loss is recognized. Maintenance and repairs are charged to expense as incurred, while renewals and improvements are capitalized. Software costs related to externally developed systems are capitalized at cost less accumulated amortization. Amortization is computed on the straight-line method over the estimated useful life.

Goodwill and Core Deposit Intangibles

Intangible assets arise from acquisitions and include goodwill and core deposit intangibles. Goodwill is the excess of purchase price over the fair value of identified net assets in acquisitions. Core deposit intangibles represent the value of depositor relationships purchased. The Corporation follows Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 147 "Acquisitions of Certain Financial Institutions". Goodwill is tested at least annually for impairment.

Core deposit intangible assets are amortized using the straight-line method over ten years and are subject to annual impairment testing.

Other Real Estate Owned

Other real estate owned (OREO) represent properties acquired through customer loan default. Real estate and other tangible assets acquired through foreclosure are carried as OREO on the Consolidated Balance Sheet at fair value, net of estimated costs to sell, not to exceed the cost of property acquired through foreclosure.

Split-Dollar Life Insurance

The Corporation recognizes a liability and and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to certain employees extending to postretirement periods. The liability is recognized based on the substantive agreement with the employee. In September 2006, the Financial Accounting Standards Board ("FASB") ratified the Emerging Issues Task Force's ("EITF") Issue 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements,* which requires companies to recognize a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to an employee extending to postretirement periods. The liability should be recognized based on the substantive agreement with the employee. This Issue became effective January 1, 2008. The Issue can be applied as either a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, or a change in accounting principle through retrospective application to all periods. The adoption of Issue 06-4 reduced retained earnings by $725 effective January 1, 2008.

Investment and Trust Services Assets and Income

Property held by the Corporation in fiduciary or agency capacity for its customers is not included in the Corporation's financial statements as such items are not assets of the Corporation. Income from the Investment and Trust Services Division is reported on an accrual basis.

Income Taxes

The Corporation and its wholly-owned subsidiary file a consolidated Federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when necessary to reduce deferred tax assets to amounts which are deemed more likely than not to be realized.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and changes in the unfunded status of the pension plan, which are also recognized as separate components of shareholders' equity.

New Accounting Pronouncements

In September 2006, the FASB issued Statement No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans", an amendment of FASB Statements No. 87, 88, 106, and 132R ("SFAS 158"). SFAS 158 requires an entity to recognize in its balance sheet the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 also requires an entity to recognize changes in the funded status of a defined benefit postretirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006. The adoption of SFAS 158 did not have a material effect on our consolidated balance sheet, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 156"). SFAS 156 clarifies when to separately account for servicing rights, requires separately recognized servicing rights to be initially measured at fair value, and provides the option to subsequently account for those servicing rights either under the amortization method previously required under FAS 140 or at fair value. The provision of SFAS 156 is effective January 1, 2007. The Corporation has elected the amortization method. The adoption of SFAS 156 did not have a material effect on our consolidated balance sheet, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Adoption of SFAS 157 was required effective January 1, 2007 as the Corporation elected early adoption of SFAS 159. Upon adoption of SFAS 159, the Corporation has developed a framework to measure the fair value of financial assets and financial liabilities and expanded disclosures in accordance with the requirements.

(2) Earnings Per Common Share

Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of shares outstanding plus the effects of dilutive stock options outstanding during the year. Basic and diluted earnings per share are calculated as follows:

	Year Ended December 31,		
	2008	**2007**	**2006**
	(Dollars in thousands except per share amounts)		
Weighted average shares outstanding used in Basic Earnings per Common Share	**7,295,663**	6,992,215	6,461,892
Dilutive effect of incentive stock options	**—**	—	202
Weighted average shares outstanding used in Diluted Earnings Per Common Share	**$ 7,295,663**	**$ 6,992,215**	**$ 6,462,094**
Net Income	**3,396**	5,512	5,424
Preferred stock dividend and amortization	**91**	—	—
Income Available to Common Shareholders	**$ 3,305**	$ 5,512	$ 5,424
Basic Earnings Per Common Share	**$ 0.45**	$ 0.79	$ 0.84
Diluted Earnings Per Common Share	**$ 0.45**	$ 0.79	$ 0.84

All outstanding options were anti-dilutive for the years ended December 31, 2008 and December 31, 2007. The dilutive effect of incentive stock options for the year ended December 31, 2006 was 202.

(3) Cash and Due from Banks

Federal Reserve Board regulations require the Bank to maintain reserve balances on deposits with the Federal Reserve Bank of Cleveland. The required ending reserve balance was $1,309 on December 31, 2008 and $500 on December 31, 2007.

(4) Goodwill and Intangible Assets

On May 10, 2007, LNB Bancorp, Inc. completed the acquisition of Morgan Bancorp, Inc., of Hudson, Ohio and its wholly-owned subsidiary, Morgan Bank, NA. Under the terms of the transaction, the Corporation acquired all of the outstanding stock of Morgan Bancorp, Inc. in a stock and cash merger transaction valued at $27,864. The acquisition was accounted for using the purchase method of accounting, and accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition. The purchase accounting fair values are being amortized under various methods and over the lives of the corresponding assets and liabilities. Goodwill recorded for the acquisition amounted to $18,755. The Corporation recorded $1,367 in core deposit intangibles related to the acquisition of Morgan Bank, NA. These core deposit intangibles were amortized $138 for the year ended December 31, 2008 and $87 for the year ended December 31, 2007.

The estimated fair values of significant assets purchased and liabilities assumed related to the acquisition of Morgan Bank, NA were as follows:

	(Dollars in Thousands)
Cash	**$ 20,652**
Loans, net of reserve for loan losses	**92,019**
Bank premises and equipment, net	**731**
Acquisition intangibles	**20,122**
Deposits	**101,870**
Short term borrowings	**1,720**
FHLB borrowings	**4,124**

The consolidated statements of income reflect the operating results of the Morgan Bank division since the effective date of the acquisition.

The Corporation recorded core deposit intangibles in 1997, related to the acquisition of three branch offices from another bank. These core deposit intangibles were fully amortized during the third quarter of 2007. Core deposit intangibles are amortized over their estimated useful life of 10 years. A summary of core deposit intangible assets, including those from the Morgan acquisition, follows:

	At December 31,	
	2008	2007
	(Dollars in thousands)	
Core deposit intangibles	**$ 2,643**	$ 2,655
Less: accumulated amortization	**1,501**	1,375
Carrying value of core deposit intangibles	**$ 1,142**	$ 1,280

The Corporation assesses goodwill for impairment annually and more frequently in certain circumstances. Goodwill was assessed at a reporting unit level by applying a fair-value based test using discounted estimated future net cash flows.

Amortization expense for intangible assets was $138, $167 and $113 for the years ended December 31, 2008, 2007 and 2006, respectively. The following table shows the estimated future amortization expense for amortizable intangible assets based on existing asset balances and the interest rate environment as of December 31, 2008. The Company's actual amortization expense in any given period may be significantly different from the estimated amounts depending upon the addition of new intangible assets, changes in mortgage interest rates, prepayment rates and market conditions.

	Core Deposits Intangibles (Dollars in thousands)
2009	$ 137
2010	137
2011	137
2012	137
2013	137
2014 and beyond	457

(5) Securities

The amortized cost, gross unrealized gains and losses and fair values of securities at December 31, 2008 and 2007 follows:

	At December 31, 2008			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Dollars in thousands)			
Securities available for sale:				
U.S. Government agencies and corporations	$ 46,418	$ 1,134	$ —	$ 47,552
Mortgage backed securities	150,718	2,886	(196)	153,408
State and political subdivisions	21,969	438	(315)	22,092
Total Securities	$ 219,105	$ 4,458	$ (511)	$ 223,052

	At December 31, 2007			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Dollars in thousands)			
Securities available for sale:				
U.S. Government agencies and corporations	$ 90,046	$ 992	$ (87)	$ 90,951
Mortgage backed securities	72,534	585	(100)	73,019
State and political subdivisions	14,961	294	(33)	15,222
Total Securities	$ 177,541	$ 1,871	$ (220)	$ 179,192

	Trading Securities held at December 31, 2008			
	Cost	Aggregate Unrealized Gains recorded to income	Aggregate Unrealized Losses recorded to income	Fair Value
	(Dollars in thousands)			
Trading Securities	$ 11,245	$ 16	$ —	$ 11,261

	Trading Securities held at December 31, 2007			
	Cost	Aggregate Unrealized Gains recorded to income	Aggregate Unrealized Losses recorded to income	Fair Value
	(Dollars in thousands)			
Trading Securities	$ 33,388	$ 14	$ —	$ 33,402

The amortized cost and fair value of available for sale debt securities by contractual maturity date at December 31, 2008 follows:

	At December 31, 2008	
<u>Securities available for sale:</u>	Amortized Cost	Fair Value
Due in one year or less	$ 2,255	$ 2,260
Due from one year to five years	36,234	37,151
Due from five years to ten years	19,939	20,508
Due after ten years	9,959	9,724
Mortgage-backed	150,718	153,409
	$ 219,105	$ 223,052

Realized gains and losses related to securities available-for-sale for each of the three years ended December 31 follows:

	2008	2007	2006
	(Dollars in thousands)		
Gross realized gains	$ 612	$ —	$ —
Gross realized losses	(76)	—	—
Net Securities Gains (Losses)	$ 536	$ —	$ —
Proceeds from the sale of available for sale securities	$ 77,069	$ —	$ —

Net gains of $2 were recorded on the sale of trading securities during 2008. This included unrealized gains of $16 recorded to income on currently held trading securities. Net gains of $274 were recorded on the sale of trading securities during 2007 which included unrealized gains of $14 recorded to income on currently held trading securities. There were no trading securities held during 2006.

U.S. Government agencies and corporations include callable and bullet agency issues and agency-backed mortgage backed securities. The maturity of mortgage backed securities is shown based on contractual maturity of the security although repayments occur each year.

The carrying value of securities pledged to secure trust deposits, public deposits, line of credit, and for other purposes required by law amounted to $159,142 and $154,430 at December 31, 2008 and 2007, respectively.

The securities portfolio contained $4,159 and $403 in non-rated securities of state and political subdivisions at December 31, 2008 and 2007, respectively. Based upon yield, term to maturity and market risk, the fair value of these securities was estimated to be $4,301 and $401 at December 31, 2008 and 2007, respectively. This portfolio of non-rated securities are short-term debt issues of two (2) local political subdivisions. Management reviewed these non-rated securities and has determined that there was no other than temporary impairment to their value at December 31, 2008 and 2007.

The following is a summary of securities that had unrealized losses at December 31, 2008 and 2007. The information is presented for securities that have been in an unrealized loss position for less than 12 months and for more than 12 months. There are temporary reasons why securities may be valued at less than amortized cost. Temporary reasons are that the current levels of interest rates as compared to the coupons on the securities held by the Corporation are higher and impairment is not due to credit deterioration. The Corporation has the ability to hold these securities until their value recovers. At December 31, 2008, the total unrealized losses of $511 were temporary in nature and due to the current level of interest rates.

	At December 31, 2008					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)					
Mortgage backed securities	$ 22,569	$ (195)	$ 1,642	$ (1)	**$ 24,211**	**$ (196)**
State and political subdivisions	6,017	(315)	—	—	**6,017**	**(315)**
Total	$ 28,586	$ (510)	$ 1,642	$ (1)	**$ 30,228**	**$ (511)**

	At December 31, 2007					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)					
U.S. Government agencies and corporations	$ 4,998	$ (2)	$ 27,008	$ (85)	**$ 32,006**	**$ (87)**
Mortgage backed securities	11,890	(9)	5,534	(91)	**17,424**	**(100)**
State and political subdivisions	1,356	(13)	1,324	(20)	**2,680**	**(33)**
Total	$ 18,244	$ (24)	$ 33,866	$ (196)	**$ 52,110**	**$ (220)**

(6) Transactions with Related Parties

The Corporation, through its subsidiary Bank, makes loans to its officers, directors and their affiliates. These loans are made on substantially the same terms and conditions as transactions with non-related parties. A comparison of loans outstanding to related parties follows:

	At December 31,	
	2008	2007
	(Dollars in thousands)	
Amount at beginning of year	**$ 22,833**	$ 24,825
Additions (deductions) New Loans	**1,871**	6,107
Repayments	**(5,083)**	(7,465)
Changes in directors and officers and /or affiliations, net	**685**	(634)
Amount at end of year	**$ 20,306**	$ 22,833

The Corporation, through its subsidiary Bank, maintains deposits accounts for officers, directors and their affiliates. These deposits are made on substantially the same terms and conditions as transactions with non-related parties. The balances of deposit accounts for related parties were $10,151 and $8,190, respectively at December 31, 2008 and 2007.

(7) Loans and Allowance for Loan Losses

Loan balances at December 31, 2008 and December 31, 2007 are summarized by purpose as follows:

	At December 31,	
	2008	2007
	(Dollars in thousands)	
Real estate loans (includes loans secured primarily by real estate only):		
Construction and land development	**$ 60,725**	$ 74,379
One to four family residential	**231,757**	213,238
Multi-family residential	**26,284**	24,473
Non-farm non-residential properties	**296,393**	275,552
Commercial and industrial loans	**60,846**	56,688
Personal loans to individuals:		
Auto, single payment and installment	**123,807**	104,360
All other loans	**3,739**	4,908
Total loans	**803,551**	753,598
Allowance for loan losses	**(11,652)**	(7,820)
Net loans	**$ 791,899**	$ 745,778

Activity in the allowance for loan losses for 2008, 2007 and 2006 is summarized as follows:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Balance at the beginning of year	**$ 7,820**	$ 7,300	$ 6,622
Provision for loan losses	**6,809**	2,255	2,280
Allowance from merger	**—**	1,098	—
Loans charged-off	**(4,168)**	(3,332)	(2,028)
Recoveries on loans previously charged-off	**1,191**	499	426
Balance at the end of the year	**$ 11,652**	$ 7,820	$ 7,300

Information regarding impaired loans is as follows:

	At December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Year-end impaired loans with allowance for loan losses specifically allocated	**$ 13,213**	**$ 5,456**	$ 4,890
Year-end impaired loans without allowance for loan losses specifically allocated	**2,331**	**2,471**	9,887
Amount of allowance specifically allocated to impaired loans	**3,569**	**1,549**	1,115
Average of impaired loans during the year	**16,094**	**10,929**	14,355
Interest income recognized during impairment	**—**	**—**	134
Nonaccrual loans at year end	**19,592**	**10,831**	12,812

(8) Bank Premises, Equipment and Leases

Bank premises and equipment are summarized as follows:

	At December 31	
	2008	2007
	(Dollars in thousands)	
Land	**$ 2,662**	$ 2,662
Buildings	**12,002**	11,933
Equipment	**14,031**	14,305
Purchased software	**3,967**	4,045
Leasehold improvements	**1,060**	1,044
Total cost	**$ 33,722**	$ 33,989
Less: accumulated depreciation and amortization	**22,218**	20,661
Net bank premises and equipment	**$ 11,504**	$ 13,328

Depreciation of Bank premises and equipment charged to noninterest expense amounted to $1,459 in 2008, $1,466 in 2007 and $1,389 in 2006. Amortization of purchased software charged to noninterest expense amounted to $290 in 2008, $264 in 2007 and $242 in 2006.

At December 31, 2008, the Bank was obligated to pay rental commitments under noncancelable operating leases on certain Bank premises and equipment as follows:

	Amount
	(Dollars in thousands)
2009	$ 862
2010	755
2011	621
2012	384
2013	265
2014 and thereafter	909
Total	$ 3,796

Rentals paid under leases on Corporation premises and equipment amounted to $1,190 in 2008, $1,106 in 2007 and $879 in 2006.

(9) Deposits

Deposit balances at December 31, 2008 and December 31, 2007 are summarized as follows:

	At December 31,	
	2008	2007
	(Dollars in thousands)	
Demand and other noninterest-bearing	**$ 93,994**	$ 88,812
Interest checking	**115,102**	120,052
Savings	**78,526**	81,293
Money market accounts	**99,051**	129,961
Consumer time deposits	**449,772**	344,279
Public time deposits	**72,247**	64,913
Brokered time deposits	**12,483**	27,631
Total deposits	**$ 921,175**	$ 856,941

The aggregate amount of certificates of deposit in denominations of $100,000 or more amounted to $153,677 and $159,350 at December 31, 2008 and 2007, respectively. Brokered time deposits totaling $12,483 and $27,631 at December 31, 2008 and 2007, respectively, are included in these totals.

The maturity distribution of certificates of deposit as of December 31, 2008 follows:

	Within 12 months	After 12 months but within 36 months	After 36 months but within 60 months	After 5 years	Total
			(Dollars in thousands)		
Consumer time deposits	$ 372,327	$ 68,859	$ 8,586	$ —	$ 449,772
Public time deposits	69,828	2,419	—	—	72,247
Brokered time deposits	12,483	—	—	—	12,483
Total time deposits	$ 454,638	$ 71,278	$ 8,586	$ —	$ 534,502

(10) Short-Term Borrowings

The Corporation has a line of credit for advances and discounts with the Federal Reserve Bank of Cleveland. The amount of this line of credit varies on a monthly basis. The line is equal to 85% of the balances of qualified home equity lines of credit that are pledged as collateral. At December 31, 2008, the Bank had pledged approximately $4,435 in qualifying home equity lines of credit, resulting in an available line of credit of approximately $3,770. No amounts were outstanding at December 31, 2008 or December 31, 2007.

Short-term borrowings include securities sold under repurchase agreements and Federal funds purchased from correspondent banks. The table below presents information for short-term borrowings for the three years ended December 31, 2008.

	Year ended December 31		
	2008	2007	2006
	(Dollars in thousands)		
Securities sold under repurchase agreements			
Period End:			
Outstanding	**$ 22,928**	$ 22,105	$ 20,663
Interest rate	**0.50%**	3.21%	4.17%
Average:			
Outstanding	**$ 25,875**	$ 23,533	$ 16,889
Interest rate	**1.19%**	3.63%	4.03%
Maximum month-end balance	**$ 30,781**	$ 28,039	$ 21,959
Federal funds purchased			
Period End:			
Outstanding	**$ —**	$ 20,000	$ 1,500
Interest rate	**n/a**	4.25%	5.50%
Average:			
Outstanding	**$ 1,989**	$ 7,947	$ 3,870
Interest rate	**3.87%**	5.30%	5.53%
Maximum month-end balance	**$ 12,900**	$ 20,000	$ 10,800

(11) Federal Home Loan Bank Advances

Federal Home Loan Bank advances amounted to $53,357 and $44,207 at December 31, 2008 and December 31, 2007 respectively. All advances are bullet maturities with no call features. At December 31, 2008, collateral pledged for FHLB advances consisted of qualified real estate mortgage loans and home equity lines of credit of $101,518 and $92,546 respectively. The maximum borrowing capacity of the Bank at December 31, 2008 was $90,238 with unused collateral borrowing capacity of $36,825. The Bank maintains a $40,000 cash management line of credit (CMA) with the FHLB. The following table presents the activity on this line of credit for the three years ended December 31, 2008.

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Cash management advances (CMA) from the Federal Home Loan Bank (FHLB)			
Period End:			
Outstanding	**$ —**	$ —	$ —
Interest rate	**0.00%**	0.00%	0.00%
Average:			
Outstanding	**$ 10,000**	$ 13,167	$ 14,645
Interest rate	**3.18%**	5.18%	5.39%

Maturities of FHLB advances outstanding at December 31, 2008 and 2007 are as follows:

	2008	2007
	(Dollars in thousands)	
Maturities February 2008 through December 2008, with fixed rates ranging from 3.33% to 5.07%, averaging 4.21% in 2007	**$ —**	$ 10,781
Maturities January 2009 through December 2009, with fixed rates ranging from 3.36% to 5.00%, averaging 3.60% in 2008 and 3.48% in 2007	**25,794**	10,850
Maturity January 2010, fixed rate 3.58%	**10,000**	10,000
Maturities January 2011 through February 2011, with fixed rates ranging from 3.17% to 3.67%, averaging 3.50% for 2008 and 3.67% for 2007	**15,000**	10,000
Maturity January 2014, fixed rate 3.55%	**63**	76
Maturity July 2015, fixed rate 4.76%	**2,500**	2,500
Total FHLB advances	**$ 53,357**	$ 44,207

(12) Trust Preferred Securities

On May 9, 2007, the Corporation completed two private offerings of trust preferred securities through two separate Delaware statutory trusts sponsored by the Corporation. LNB Trust I ("Trust I") sold $10.0 million of preferred securities and LNB Trust II ("Trust II") sold $10.0 million of preferred securities (Trust I and Trust II are hereafter collectively referred to as the "Trusts"). The proceeds from the offering were used to fund the cash portion of the Morgan Bancorp, Inc. acquisition. The Corporation owns all of the common securities of the Trusts.

The subordinated notes mature in 2037. Trust I bears a floating interest rate (current three-month LIBOR plus 148 basis points). Trust II bears a fixed rate of 6.6% through June 15, 2017, and then becomes a floating interest rate (current three-month LIBOR plus 148 basis points). Interest on the notes is payable quarterly.

The subordinated notes are redeemable in whole or in part, without penalty, at the Corporation's option on or after June 15, 2012 and mature on June 15, 2037. The notes are junior in right of payment to the prior payment in full of all Senior Indebtedness of the Corporation, whether outstanding at the date of this Indenture or thereafter incurred. At December 31, 2008, the balance of the subordinated notes payable to Trust I and Trust II was $10,310 each. The interest rates in effect as of the last determination date in 2008 were 3.48% and 6.64% for Trust I and Trust II, respectively.

(13) Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Income Taxes:			
Federal current expense	**$ 1,353**	$ 1,469	$ 2,233
Federal deferred expense (benefit)	**(1,241)**	182	(564)
State and city expense	—	—	—
Total Income Taxes	**$ 112**	$ 1,651	$ 1,669

The following presents a reconciliation of income taxes as shown on the Consolidated Statements of Income with that which would be computed by applying the statutory Federal tax rate of 34% to income before taxes in 2008, 2007 and 2006.

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Computed "expected" tax expense	**$ 1,193**	$ 2,435	$ 2,412
Increase (reduction) in income taxes resulting from:			
Tax exempt interest on obligations of state and political subdivisions	**(265)**	(277)	(181)
Tax exempt interest on bank owned life insurance	**(332)**	(243)	(251)
New markets tax credit	**(476)**	(476)	(401)
Other, net	**(8)**	212	90
Total Income Taxes	**$ 112**	$ 1,651	$ 1,669

Net deferred Federal tax assets are included in other assets on the consolidated Balance Sheets. Management believes that it is more likely than not that the deferred Federal tax assets will be realized. At December 31, 2008 and 2007 there was no valuation allowance required. The tax effects of temporary differences that give rise to significant portions of the deferred Federal tax assets and deferred Federal tax liabilities are presented below.

	At December 31	
	2008	2007
	(Dollars in thousands)	
Deferred Federal tax assets:		
Allowance for loan losses	$ 3,922	$ 2,608
Deferred compensation	375	405
Minimum pension liability	910	352
Equity based compensation	60	60
Accrued loan fees and costs	124	—
NOL Carryforward	—	574
Mark-to-market adjustments	250	326
Other, net	228	73
Total deferred Federal tax assets	$ 5,869	$ 4,398
Deferred Federal tax liabilities:		
Bank premises and equipment depreciation	$ (44)	$ (140)
Unrealized gain on securities available for sale	(1,342)	(588)
FHLB stock dividends	(254)	(205)
Intangible asset amortization	(448)	(310)
Accrued loan fees and costs	—	(42)
Accretion	(119)	—
Deferred charges	(338)	(202)
Prepaid pension	(435)	(417)
Total deferred Federal tax liabilities	(2,980)	(1,904)
Net deferred Federal tax assets	$ 2,889	$ 2,494

(14) Shareholders' Equity

Preferred Stock

The Corporation is authorized to issue up to 1,000,000 shares of Voting Preferred Stock, no par value. As of December 31, 2008, 25,223 shares of the Corporation's Series B preferred stock has been issued. No such stock had been issued as of December 31, 2007. The Board of Directors of the Corporation is authorized to provide for the issuance of one or more series of Voting Preferred Stock and establish the dividend rate, dividend dates, whether dividends are cumulative, liquidation prices, redemption rights and prices, sinking fund requirements, conversion rights, and restrictions on the issuance of any series of Voting Preferred Stock. The Voting Preferred Stock may be issued with conversion rights to common stock and may rank prior to the common stock in dividends, liquidation preferences, or both. The Corporation has authorized 750,000 Series A Voting Preferred Shares none of which have been issued.

The Corporation issued 25,223 shares of series B preferred stock to the U. S. Treasury in a transaction exempt from the registration requirements of the Securities Act. The issued and outstanding shares of series B preferred stock are validly issued, fully paid and nonassessable. Holders of shares of series B preferred stock are entitled to receive if, as and when declared by our Board of Directors or a duly authorized committee of the Board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of series B preferred stock with respect to each dividend period from December 12, 2008 to, but excluding, February 15, 2014. From and after February 15, 2014, holders of shares of series B preferred stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of series B preferred stock with respect to each dividend period thereafter.

Dividends are payable quarterly in arrears on each February 15th, May 15th, August 15th and November 15th, each a dividend payment date, starting with February 15, 2009. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the applicable postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the series B preferred stock are payable to holders of record of shares of series B preferred stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

If the Corporation determines not to pay any dividend or a full dividend with respect to the series B preferred stock, the Corporation is required to provide written notice to the holders of shares of series B preferred stock prior to the applicable dividend payment date.

The Corporation is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Board of Governors of the Federal Reserve System, or the Federal Reserve Board, is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we are subject to Ohio state laws relating to the payment of dividends.

Common Stock

The Corporation is authorized to issue up to 15,000,000 shares of common stock. Common shares outstanding were 7,295,663 at December 31, 2008 and December 31, 2007.

Common Stock Repurchase Plan and Treasury Stock

On July 28, 2005, the Board of Directors authorized the repurchase of up to 5% of the outstanding shares of the common stock of the Corporation, or approximately 332,000 shares. The repurchased shares will be used primarily for qualified employee benefit plans, incentive stock option plans, stock dividends and other corporate purposes. At December 31, 2008 and December 31, 2007, LNB Bancorp, Inc. held 328,194 shares of common stock as Treasury Stock under this plan at a total cost of $6,092. The terms of the Corporation's sale of $25.2 million of its series B preferred stock to the U.S. Treasury in conjunction with the Capital Purchase Program include limitations on the Corporation's ability to repurchase its common shares. For three years after the issuance or until the U.S. Treasury no longer holds any series B preferred stock, the Corporation will not be able to repurchase any of its common shares or preferred stock without, among other things, U.S. Treasury approval or the availability of certain limited exceptions, e.g., purchases in connection with our benefit plans. Furthermore, as long as the series B preferred stock issued to the U.S. Treasury is outstanding, repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions.

Shareholder Rights Plan

On October 24, 2000, the Board of Directors of LNB Bancorp, Inc. adopted a Shareholder Rights Plan which was amended as of May 17, 2006. The rights plan is designed to prevent a potential acquirer from exceeding a prescribed ownership level in LNB Bancorp, Inc., other than in the context of a negotiated acquisition involving the Board of Directors. If the prescribed level is exceeded, the rights become exercisable and, following a limited period for the Board of Directors to redeem the rights, allow shareholders, other than the potential acquirer that triggered the exercise of the rights, to purchase Preferred Share Units of the Corporation having characteristics comparable to the Corporation's Common Shares, at 50% of market value. This would dilute the potential acquirer's ownership level and voting power, making an acquisition of the Corporation without prior Board approval prohibitively expensive.

The Shareholder Rights Plan provided for the distribution of one Preferred Share Purchase Right as a dividend on each outstanding LNB Bancorp, Inc. Common Share held as of the close of business on November 6, 2000. One Preferred Share Purchase Right will also be distributed for each Common Share issued after November 6, 2000. Each right entitles the registered holder to purchase from LNB Bancorp, Inc. Units of a new series of Voting Preferred Shares, no par value, at 50% of market value, if a person or group acquires 15% or more of LNB Bancorp, Inc.'s Common Shares. Each Unit of the new Preferred Shares has terms designed to make it the economic equivalent of one Common share.

LNBB Direct Stock Purchase and Dividend Reinvestment Plan

The Board of Directors adopted the LNBB Direct Stock Purchase and Dividend Reinvestment Plan (the Plan) effective June 2001, replacing the former LNB Bancorp, Inc. Dividend Reinvestment Plan. The Plan authorized the sale of 500,000 shares of the Corporation's common shares to shareholders who choose to invest all or a portion of their cash dividends plus additional cash payments for LNB Bancorp, Inc. common stock. The Corporation did not issue shares pursuant to the Plan in 2008 and 51,011 shares were purchased in the open market at the current market price. Similarly, the Corporation did not issue shares pursuant to the Plan in 2007 while 43,518 shares were purchased in the open market at the current market price.

Dividend Restrictions

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by the Office of the Comptroller of Currency. These restrictions generally limit dividends to the current and prior two years' retained earnings. At December 31, 2008, approximately $1,347 of the Bank's retained earnings was available for dividends to the Corporation. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation's regulatory capital requirements and minimum regulatory guidelines. These restrictions do not presently limit the Corporation from paying normal dividends.

The terms of the Corporation's sale of $25.2 million of its series B preferred stock to the U.S. Treasury in conjunction with the Capital Purchase Program include limitations on the Corporation's ability to pay dividends. For three years after the issuance or until the U.S. Treasury no longer holds any series B preferred stock, the Corporation will not be able to increase its dividends above the level of its quarterly dividend declared during the third quarter of 2008 ($0.09 per common share on a quarterly basis) without, among other things, U.S. Treasury approval. Furthermore, as long as the series B preferred stock issued to the U.S. Treasury is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions.

(15) Regulatory Capital

The Corporation and the Bank are subject to risk-based capital guidelines issued by the Board of Governors of the Federal Reserve Board and the Office of Comptroller of Currency. These guidelines are used to evaluate capital adequacy and include required minimums as discussed below. The Corporation and the Bank are subject to an array of banking, Federal Deposit Insurance Corporation, U.S. Federal, including the FDIC Improvement Act. The FDIC Improvement Act established five capital categories ranging from "well capitalized" to "critically undercapitalized." These five capital categories are used by the Federal Deposit Insurance Corporation to determine prompt corrective action and an institution's semi-annual FDIC deposit insurance premium assessments.

Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

The prompt corrective action regulations provide for five categories which in declining order are: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically under-capitalized." To be considered "well capitalized", an institution must generally have a leverage capital ratio of at least five percent, a Tier I risk-based capital ratio of at least six percent, and a total risk-based capital ratio of at least ten percent.

At December 31, 2008 and 2007, the capital ratios for the Corporation and its wholly-owned subsidiary, The Lorain National Bank, exceeded the ratios required to be "well capitalized." The "well capitalized" status affords the Bank the ability to operate with the greatest flexibility under current laws and regulations. The Comptroller of the Currency's most recent notification categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that Management believes have changed the Bank's category. Analysis of The Lorain National Bank and LNB Bancorp, Inc.'s Regulatory Capital and Regulatory Capital Requirements follows:

	December 31 2008		December 31 2007	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
Total capital (risk weighted)				
Consolidated	**$ 114,750**	**13.44%**	$ 87,765	10.53%
Bank	**87,844**	**10.30**	87,443	10.49
Tier 1 capital (risk weighted)				
Consolidated	**78,846**	**9.24**	79,945	9.59
Bank	**71,171**	**8.35**	71,623	8.60
Tier 1 capital (average assets)				
Consolidated	**78,846**	**7.20**	79,945	7.92
Bank	**71,171**	**6.44**	71,623	7.10
Well Capitalized:				
Total capital (risk weighted)				
Consolidated	**$ 85,379**	**10.00%**	$ 83,343	10.00%
Bank	**85,285**	**10.00**	83,322	10.00
Tier 1 capital (risk weighted)				
Consolidated	**51,199**	**6.00**	50,006	6.00
Bank	**51,141**	**6.00**	49,993	6.00
Tier 1 capital (average assets)				
Consolidated	**54,754**	**5.00**	50,459	5.00
Bank	**55,257**	**5.00**	50,409	5.00
Minimum Required:				
Total capital (risk weighted)				
Consolidated	**$ 68,304**	**8.00%**	$ 66,675	8.00%
Bank	**68,228**	**8.00**	66,657	8.00
Tier 1 capital (risk weighted)				
Consolidated	**34,132**	**4.00**	33,337	4.00
Bank	**34,094**	**4.00**	33,329	4.00
Tier 1 capital (average assets)				
Consolidated	**43,803**	**4.00**	40,368	4.00
Bank	**44,206**	**4.00**	40,327	4.00

(16) Parent Company Financial Information

LNB Bancorp, Inc.'s (parent company only) condensed balance sheets as of December 31, 2008 and 2007, and the condensed statements of income and cash flows for the years ended December 31, 2008, 2007 and 2006 are as follows:

Condensed Balance Sheets	Year ended December 31,	
	2008	2007
	(Dollars in thousands)	
Assets:		
Cash	**$ 25,925**	$ 414
Investment in The Lorain National Bank	**94,820**	95,007
Other investments	**7**	7
Note receivable — The Lorain National Bank	**6,000**	8,000
Other assets	**1,010**	247
Total Assets	**$ 127,762**	$ 103,675
Liabilities and Shareholders' Equity		
Junior subordinated debenture	**$ 20,620**	$ 20,620
Other liabilities	**83**	402
Shareholders' equity	**107,059**	82,653
Total Liabilities and Shareholders' Equity	**$ 127,762**	$ 103,675

Condensed Statements of Income	2008	2007	2006
	Year ended December 31, (Dollars in thousands)		
Income			
Interest income	**$ 390**	$ 368	$ 272
Cash dividend from The Lorain National Bank	**3,900**	5,160	5,300
Other income	**62**	2	23
Total Income	**4,352**	5,530	5,595
Expenses			
Interest expense	**1,176**	914	—
Other expenses	**272**	245	178
Total Expense	**1,448**	1,159	178
Income before income taxes and equity in undistributed net income of subsidiaries	**2,904**	4,371	5,417
Income tax (benefit) expense	**(335)**	6	36
Equity in undistributed net income of subsidiaries	**157**	1,147	43
Net Income	**$ 3,396**	$ 5,512	$ 5,424

Condensed Statements of Cash Flows	2008	2007	2006
	Year ended December 31, (Dollars in thousands)		
Net Income	**$ 3,396**	$ 5,512	$ 5,424
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of The Lorain National Bank	**(157)**	(1,147)	(43)
Share-based compensation expense, net of tax	**71**	58	48
Net change in other assets and liabilities	**(1,082)**	180	115
Net cash provided by operating activities	**2,228**	4,603	5,544
Cash Flows from Investing Activities:			
Payments for investments in subsidiaries	—	(15,740)	—
Payments to The Lorain National Bank for subordinated debt instrument	—	(4,000)	—
Payments from The Lorain National Bank for subordinated debt instrument	**2,000**	—	—
Net cash provided by (used in) investing activities	**2,000**	(19,740)	—
Cash Flows from Financing Activities:			
Purchase of treasury stock	—	—	(1,443)
Proceeds from issuance of junior subordinated debentures	—	20,620	—
Proceeds from issuance of preferred stock	**25,223**	—	—
Dividends paid	**(3,940)**	(5,097)	(4,641)
Net cash provided by (used in) financing activities	**21,283**	15,523	(6,084)
Net increase (decrease) in cash equivalents	**25,511**	386	(540)
Cash and cash equivalents at beginning of year	**414**	28	568
Cash and cash equivalents at end of year	**$ 25,925**	$ 414	$ 28

(17) Retirement Pension Plan

The Bank's non-contributory defined benefit pension plan (the Plan) covers substantially all of its employees. In general, benefits are based on years of service and the employee's level of compensation. The Bank's funding policy is to contribute annually an actuarially determined amount to cover current service cost plus amortization of prior service costs. Effective December 31, 2002, the benefits under the Plan were frozen and no additional benefits are accrued under the Plan after December 31, 2002.

The Company adopted the provisions of SFAS No. 158 as of December 31, 2006, which require that the funded status of the defined benefit pension retirement plan be fully recognized in the balance sheet. Effective December 31, 2002, the benefits under this plan have been frozen and the Accumulated Benefit Obligation (ABO) is equal to the Projected Benefit Obligation (PBO). As a result, the funded status of the plan has been fully recognized in the balance sheet and the implementation of SFAS 158 did not require an additional liability accrual.

The net periodic pension costs charged to expense amounted to $(16) in 2008, $(15) in 2007 and $9 in 2006. The following table sets forth the defined benefit pension plan's Change in Projected Benefit Obligation, Change in Plan Assets and Funded Status, including the Prepaid Asset or Accrued Liability for the years ended December 31, 2008, 2007, and 2006. Effective December 31, 2002, the benefits under the Plan were frozen and no additional benefits are accrued under the Plan after December 31, 2002. The losses recognized due to settlement in the amount of $48 and $85 in 2007 and 2006 results from significant lump sum distributions paid in 2007 and 2006, but not actuarially projected. There were no losses recognized due to settlement in 2008.

	Year ended December 31,		
	2008	**2007**	**2006**
	(Dollars in thousands)		
Change in projected benefit obligation			
Projected benefit obligation at the beginning of the year	**$ (5,559)**	$ (5,534)	$ (6,341)
Interest Cost	**(324)**	(308)	(329)
Actuarial gain (loss)	**(363)**	(284)	263
Settlement loss	—	(92)	(185)
Benefits paid	**523**	659	1,058
Projected benefit obligation at the end of the year	**$ (5,723)**	$ (5,559)	$ (5,534)
Change in plan assets			
Fair value of plan assets at beginning of year	**$ 5,430**	$ 5,374	$ 5,868
Actual gain on plan assets	**(968)**	465	314
Employer contributions	—	250	250
Gain/(Loss)	**30**	—	—
Benefits paid	**(523)**	(659)	(1,058)
Fair value of plan assets at end of year	**$ 3,969**	$ 5,430	$ 5,374
Funded Status			
Funded status	**$ (1,754)**	$ (129)	$ (160)
Unrecognized actuarial loss	**2,677**	1,037	802
Prepaid Asset (Accrued Liability)	**$ 923**	$ 908	$ 642

Amounts recognized in the consolidated statements of income consist of:

	Year ended December 31,		
	2008	**2007**	**2006**
	(Dollars in thousands)		
Net Periodic Pension Cost (Benefit)			
Interest cost on projected benefit obligation	**$ 324**	$ 307	$ 329
Expected return on plan benefits	**(388)**	(389)	(423)
Net periodic pension cost (benefit)	**(64)**	(82)	(94)
Amortization of Loss	**48**	19	18
Loss recognized due to settlement	—	48	85
Total pension costs	**$ (16)**	$ (15)	$ 9

The following items included in accumulated other comprehensive income have not yet been recognized as components of periodic benefit cost:

	Year ended December 31,		
	2008	**2007**	**2006**
	(Dollars in thousands)		
Actuarial Loss	**$ 2,677**	$ 1,037	$ 802
Tax Benefit	**(910)**	(353)	(273)
Net amount not recognized	**$ 1,767**	$ 684	$ 529

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31, 2008, 2007 and 2006:

	2008	**2007**	**2006**
Weighted average discount rate	**5.75%**	5.75%	5.50%
Expected long-term rate of return on plan assets	**7.50%**	7.50%	7.50%
Assumed rate of future compensation increases	**0.00%**	0.00%	0.00%

Amounts recognized in the consolidated balance sheets consist of:

	Year ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Accrued benefit cost	$ (1,754)	$ (129)	$ (160)
Minimum pension liability	2,677	1,037	802
Net amount recognized	$ 923	$ 908	$ 642

	Year ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Increase in minimum liability included in other comprehensive income	$ 1,083	$ 155	$ 48

The actuarial assumptions used in the pension plan valuation are reviewed annually. The plan reviews Moody's Aaa and Aa corporate bond yields as of each plan year-end to determine the appropriate discount rate to calculate the year-end benefit plan obligation and the following year's net periodic pension cost.

Plan Assets

The Lorain National Bank's Retirement Pension Plan's weighted-average assets allocations at December 31, 2008, 2007 and 2006 by asset category are as follows:

	Plan Assets at December 31,		
	2008	2007	2006
Asset Category:			
Equity securities	47.53%	59.90%	61.30%
Debt securities	52.25	35.30	38.60
Cash and cash equivalents	0.22	4.80	0.10
Total	100.00%	100.00%	100.00%
LNB Bancorp, Inc. common stock to total plan assets	4.25%	8.50%	9.50%

The investment strategy for 2009 will continue to be an equity security allocation percent of 60% and a debt security position of 40%. This strategy will be employed in order to position more assets to benefit from the anticipated increase in the equities market in 2009.

The Lorain National Bank will make a contribution of $400 to The Lorain National Bank Retirement Pension Plan in 2009.

The following estimated future benefit payments, which reflect no expected future service as the plan is frozen, are expected to be paid as follows:

	Amount
	(Dollars in thousands)
2009	$ 297
2010	296
2011	311
2012	344
2013	379
2014-2018	1,907

(18) Stock Options and Stock Appreciation Rights

A broad-based stock option incentive plan, the 2006 Stock Incentive Plan, was adopted by the Corporation's shareholders on April 18, 2006. The only options granted under this Plan were granted in 2007 and 2008. The Corporation also has nonqualified stock option agreements outside of the 2006 Stock Incentive Plan. Grants under the nonqualified stock option agreements have been made from 2005 to 2007. On January 20, 2006, the Corporation issued an aggregate of 30,000 stock appreciation rights ("SARs") to eight employees, 12,000 of which have expired due to employee terminations. The Corporation adopted SFAS No. 123R for the accounting and disclosure of the stock option agreements and the SARs.

The expense recorded as of December 31, 2008 was $0 for SAR's and $78 for stock options. Expense recorded during 2007 was $0 for SAR's and $79 for stock options. The number of options or SAR's and the exercise prices for these nonqualified incentive options or SAR's outstanding as of December 31, 2008 follows:

	Year Issued							
	2005	2005	2006	2007	2007	2008	2008	2006
Type	Option	Option	Option	Option	Option	Option	Option	SAR's
Number of Options	2,500	30,000	30,000	30,000	20,000	50,000	41,000	14,500
Strike Price	$ 16.50	$ 19.17	$ 19.10	$ 16.00	$ 15.35	$ 14.47	$ 14.47	$ 19.00
Number of Options Vested	2,500	30,000	20,000	10,000	6,667	—	—	9,666
Assumptions:								
Risk free interest rate	4.50%	3.92%	3.66%	4.73%	4.72%	2.94%	2.94%	1.42%
Dividend yield	4.36%	3.76%	3.77%	4.50%	4.69%	4.98%	4.98%	6.86%
Volatility	18.48%	17.30%	17.66%	16.52%	15.33%	15.68%	15.68%	25.19%
Expected Life — years	5	6	6	7	6	6	6	5

The activity in stock options outstanding for the three years ended December 31, 2008 follows:

	2008		2007		2006	
	Options	**Weighted Average Exercise Price per Share**	**Options**	**Weighted Average Exercise Price per Share**	**Options**	**Weighted Average Exercise Price per Share**
Outstanding at beginning of year	112,500	$ 17.57	62,500	$ 19.03	32,500	$ 18.96
Granted	99,500	14.47	50,000	15.74	30,000	19.10
Forfeited	(8,500)	14.47	—	—	—	—
Exercised	—	—	—	—	—	—
Stock dividend or split	—	—	—	—	—	—
Outstanding at end of year	203,500	$ 16.18	112,500	$ 17.57	62,500	$ 19.03
Exerciseable at end of year	69,167	$ 18.23	32,500	$ 18.94	12,500	$ 18.64

A summary of the status of the Corporation's nonvested shares as of December 31, 2008, and changes during the year ended December 31, 2008, is presented below:

	Nonvested Shares	**Weighted Average Grant Date Fair Value per share**
Nonvested at January 1, 2008	80,000	$ 19.13
Granted	99,500	14.47
Vested	36,667	17.59
Forfeited	8,500	14.47
Nonvested at December 31, 2008	134,333	15.13

(19) Benefit Plans

The Lorain National Bank Employee Stock Ownership Plan (ESOP) was a non-contributory plan that was in effect for 2007. This plan was merged into The Lorain National Bank 401(k) Plan effective January 1, 2008. The plan covered substantially all employees. Contributions by the Bank to the ESOP were discretionary and subject to approval by the Board of Directors. Contributions were expensed in the year in which they are approved. No contributions were made to this plan in 2007. Under the terms of the ESOP agreement, the Corporation's common stock was to be the Plan's primary investment.

The Bank adopted The Lorain National Bank 401(k) Plan (the Plan) effective January 1, 2001. This Plan amended and restated the previous plan — The Lorain National Bank Stock Purchase Plan. The Plan allows for the purchase of up to 80,000 shares of LNB Bancorp, Inc. treasury shares. No shares were purchased out of Treasury during 2008, 2007 or 2006.

Under provisions of the Plan, a participant can contribute a percentage of their compensation to the Plan. For plan years prior to January 1, 2008, the Bank made a non- discretionary 50% contribution to match each employee's contribution, limited to the first six percent of an employee's wage. Effective January 1, 2008, the Plan changed to a safe-harbor status with a 3% non-elective contribution for all employees. The Plan uses the contributions of the Corporation to purchase LNB Bancorp, Inc. common stock.

Effective January 1, 2001, the Plan permits the investment of plan assets, contributed by employees as well as the Corporation, among different funds.

The Bank's matching contributions are expensed in the year in which the associated participant contributions are made and totaled $374, $296, and $271, in 2008, 2007 and 2006, respectively.

(20) Commitments, Credit Risk, and Contingencies

In the normal course of business, the Bank enters into commitments with off-balance sheet risk to meet the financing needs of its customers. These instruments are currently limited to commitments to extend credit and standby letters of credit. Commitments to extend credit involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Bank since the time the commitment was made.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of 30 to 120 days or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on Management's credit evaluation of the applicant. Collateral held is generally single-family residential real estate and commercial real estate. Substantially all of the obligations to extend credit are variable rate. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

A summary of the contractual amount of commitments at December 31, 2008 follows:

	2008	2007
	(Dollars in thousands)	
Commitments to extend credit	**$ 76,199**	$ 112,445
Home equity lines of credit	**81,416**	77,942
Standby letters of credit	**9,313**	3,759
Total	**$ 166,928**	$ 194,146

Most of the Bank's business activity is with customers located within the Bank's defined market area. As of December 31, 2008 and 2007, the Bank had no significant concentrations of credit risk in its loan portfolio. The Bank also has no exposure to highly leveraged transactions and no foreign credits in its loan portfolio.

The nature of the Corporation's business may result in litigation. Management, after reviewing with counsel all actions and proceedings pending against or involving LNB Bancorp, Inc. and subsidiaries, considers that the aggregate liability or loss, if any, resulting from them will not be material to the Corporation's financial position, results of operation or liquidity.

(21) Estimated Fair Value of Financial Instruments

The Corporation discloses estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Corporation's financial instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

- The carrying value of Cash and due from banks, Federal funds sold, short-term investments, interest bearing deposits in other banks and accrued interest receivable and other financial assets is a reasonable estimate of fair value due to the short-term nature of the asset.

- The fair value of investment securities is based on quoted market prices, where available. If quoted market prices are not available, fair value is estimated using the quoted market prices of comparable instruments.

- For variable rate loans with interest rates that may be adjusted on a quarterly, or more frequent basis, the carrying amount is a reasonable estimate of fair value. The fair value of other types of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

- The carrying value approximates the fair value for bank owned life insurance.

- The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, money market, checking and interest-bearing checking, is equal to the amount payable on demand as of December 31, for each year presented. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. For variable rate certificates of deposit, the carrying amount is a reasonable estimate of fair value.

- Securities sold under repurchase agreements, other short-term borrowings, accrued interest payable and other financial liabilities approximate fair value due to the short-term nature of the liability.

- The fair value of Federal Home Loan Bank advances is estimated by discounting future cash flows using current FHLB rates for the remaining term to maturity.

- The fair value of junior subordinated debentures is based on the discounted value of contractual cash flows using rates currently offered for similar maturities.

- The fair value of commitments to extend credit approximates the fees charged to make these commitments; since rates and fees of the commitment contracts approximates those currently charged to originate similar commitments. The carrying amount and fair value of off-balance sheet instruments is not significant as of December 31, 2008 and 2007.

Limitations

Estimates of fair value are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Estimates of fair value are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank has a substantial Investment and Trust Services Division that contributes net fee income annually. The Investment and Trust Services Division is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial instruments include property, plant, and equipment and deferred tax liabilities. In addition, it is not practicable for the Corporation to estimate the tax ramifications related to the realization of the unrealized gains and losses and they have not been reflected in any of the estimates of fair value. The impact of these tax ramifications can have a significant effect on estimates of fair value. The estimated fair values of the Corporation's financial instruments at December 31, 2008 and 2007 are summarized as follows:

	At December 31,			
	2008		2007	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)			
Financial assets				
Cash and due from banks, Federal funds sold, short-term investments and interest bearing deposits in other banks	**$ 37,275**	**$ 37,275**	$ 23,623	$ 23,623
Securities	**234,313**	**234,313**	212,594	212,594
Portfolio loans, net	**791,899**	**836,432**	745,778	751,578
Loans held for sale	**3,580**	**3,580**	4,724	4,724
Accrued interest receivable	**4,290**	**4,290**	4,074	4,074
Financial liabilities				
Deposits:				
Demand, savings and money market	**422,855**	**422,855**	420,118	420,118
Certificates of deposit	**498,320**	**546,497**	436,823	441,400
Total deposits	**921,175**	**969,352**	856,941	861,518
Short-term borrowings	**22,928**	**22,928**	42,105	42,105
Federal Home Loan Bank advances	**53,357**	**54,647**	44,207	43,500
Junior subordinated debentures	**20,620**	**21,492**	20,620	21,716
Accrued interest payable	**3,813**	**3,813**	4,620	4,620

The following table presents information about the Corporation's assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, and the valuation techniques used by the Corporation to determine those fair values.

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Corporation's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The following information pertains to assets measured by fair value on a recurring basis (in thousands):

Description	Fair Value as of December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trading Securities	$ 11,261	$ 11,261	$ —	$ —
Available for Sale Securities	223,052	200,960	22,092	—
Total	$ 234,313	$ 212,221	$ 22,092	$ —

Gains of $108 were included under security gains in earnings for the year ended December 31, 2008 for assets held and measured at fair value as of December 31, 2008.

The Corporation has assets that, under certain conditions, are subject to measurement at fair value on a non-recurring basis. At December 31, 2008, such assets consist primarily of impaired loans. The Corporation has estimated the fair values of these assets using Level 3 inputs, specifically discounted cash flow projections. During the quarter ended December 31, 2008, the impairment charges recorded to the income statement for impaired loans were not significant.

Impaired loans accounted for under FAS 114 valued using Level 3 inputs consist of non-homogeneous loans that are considered impaired. Impaired loans valued using Level 3 inputs totaled $15,544 at December 31, 2008. The Corporation estimates the fair value of the loans based on the present value of expected future cash flows using management's best estimate of key assumptions. These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals).

(22) Quarterly Financial Data (Unaudited)

Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth	Full Year
	(Dollars in thousands, except per share amount)				
2008					
Total interest income	$ 15,114	$ 14,443	$ 14,385	$ 14,386	$ 58,328
Total interest expense	7,594	6,304	6,156	6,135	26,189
Net Interest income	7,520	8,139	8,229	8,251	32,139
Provision for loan losses	474	4,664	471	1,200	6,809
Net interest income after provision for loan losses	7,046	3,475	7,758	7,051	25,330
Noninterest income	3,334	3,154	3,158	2,813	12,459
Noninterest expense	8,522	8,840	8,498	8,421	34,281
Income tax	411	(1,076)	595	182	112
Net Income	1,447	(1,135)	1,823	1,261	3,396
Preferred Stock Dividend and Amortization	—	—	—	91	91
Net Income Available to Common Shareholders	1,447	(1,135)	1,823	1,170	3,305
Basic earnings per common share	0.20	(0.16)	0.25	0.16	0.45
Diluted earnings per common share	0.20	(0.16)	0.25	0.16	0.45
Dividends declared per common share	0.18	0.18	0.09	0.09	0.54

	First	Second	Third	Fourth	Full Year
	(Dollars in thousands, except per share amount)				
2007					
Total interest income	$ 12,872	$ 14,162	$ 15,871	$ 15,857	$ 58,762
Total interest expense	6,043	6,964	8,043	8,042	29,092
Net Interest income	6,829	7,198	7,828	7,815	29,670
Provision for loan losses	383	853	441	578	2,255
Net interest income after provision for loan losses	6,446	6,345	7,387	7,237	27,415
Noninterest income	2,989	2,433	3,004	3,073	11,499
Noninterest expense	7,358	8,009	8,334	8,050	31,751
Income tax	542	133	384	592	1,651
Net Income	1,535	636	1,673	1,668	5,512
Basic earnings per common share	0.24	0.09	0.23	0.23	0.79
Diluted earnings per common share	0.24	0.09	0.23	0.23	0.79
Dividends declared per common share	0.18	0.18	0.18	0.18	0.72

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

1. Disclosure Controls and Procedures

The Corporation maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Corporation's Management carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of LNB Bancorp, Inc.'s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934) as of December 31, 2008, pursuant to the evaluation of these controls and procedures required by Rule 13a-15 of the Securities Exchange Act of 1934.

Based upon that evaluation, Management concluded as of the end of the period covered by this Annual Report on Form 10-K that the Corporation's disclosure controls and procedures were effective as of December 31, 2008.

2. Internal Control over Financial Reporting

The Management of LNB Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over its financial reporting. LNB Bancorp, Inc.'s internal control over financial reporting is a process designed under the supervision of the Corporation's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Corporation's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

LNB Bancorp, Inc.'s Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2008 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control Integrated Framework." Based on this assessment, Management determined that at December 31, 2008, the Corporation's internal control over financial reporting was effective.

3. Changes in Internal Control over Financial Reporting

No change in the Corporation's internal control over financial reporting occurred during the fiscal quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers, Promoters and Control Persons of the Registrant

Information regarding the executive officers of the Corporation is set forth in Part I, Item 4 of this Form 10-K. Other information required to be included under this item is incorporated by reference herein from the information about our directors provided in the section captioned "Election of Directors," the information provided in the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance," and the information about the Corporation's Audit and Finance Committee, audit committee financial expert and procedures for recommending nominees to the Board of Directors and Corporate Governance provided in the sections captioned "Committees of the Board" and "Corporate Governance" in the Corporation's Proxy Statement for the 2009 Annual Meeting of Shareholders to be filed with the SEC.

Item 11. Executive Compensation

The information required by this item is incorporated by reference herein from the information provided in the sections captioned "Executive Compensation and Other Information," in the Corporation's Proxy Statement for the 2009 Annual Meeting of Shareholders to be filed with the SEC.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information about security ownership of certain beneficial owners and management required by this item is incorporated by reference herein from the information provided in the section captioned "Ownership of Voting Shares" in the Corporation's Proxy Statement for the 2009 Annual Meeting of Shareholders to be filed with the SEC. The following table shows information about the Corporation's common shares that may be issued upon the exercise of options, warrants and rights under all of the Corporation's equity compensation plans as of December 31, 2008:

Equity Compensation Plan Table

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans exluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	20,000	$ 15.35	580,000 (2)
Equity compensation plans not approved by security holders (3)	92,500	$ 18.05	—
Total	112,500	$ 17.57	580,000

(1) Consists of common shares of the Corporation covered by outstanding options.

(2) Represents shares available for grant under the LNB Bancorp, Inc. 2006 Stock Incentive Plan. The LNB Bancorp, Inc. 2006 Stock Incentive Plan allows for the granting of an aggregate of 600,000 common shares, no more than 400,000 of which may be granted in the form of stock options and no more than 200,000 of which may be granted in the form of restricted shares.

(3) All common shares included in equity compensation plans not approved by shareholders are covered by outstanding options awarded to two current officers under agreements having the same material terms. Each of these options is a nonqualified option, meaning a stock option that does not qualify under Section 422 of the Internal Revenue Code for the special tax treatment available for qualified, or "incentive," stock options. Mr. Klimas was granted stock options on February 1, 2005, February 1, 2006, and February 1, 2007 each to purchase 30,000 shares which vest in 10,000 share increments on the first, second and third anniversaries of the date of grant. Mr. Soltis has an option to purchase 2,500 shares which vested on the first year anniversary of the date of grant. Each option may be exercised for a term of 10 years from the date the option vests, subject to earlier termination in the event of death, disability or other termination of the employment of the option holder. The option holder has up to 12 months following termination of employment due to death or disability to exercise the options. The options terminate three months after termination of employment for reasons other than death, disability or termination for cause, and immediately upon

termination of employment if for cause. The exercise price and number of shares covered by the option are to be adjusted to reflect any share dividend, share split, merger or other recapitalization of the common shares of the Corporation. The options are not transferable other than by will or state inheritance laws. Exercise prices for these options are at fair market value at the date of grant. The stock option for 30,000 shares awarded to Mr. Klimas on February 1, 2005 has an exercise price of $19.17 per share, the stock option for 30,000 shares awarded to Mr. Klimas on February 1, 2006 has an exercise price of $19.10 per share, the stock option for 30,000 shares awarded to Mr. Klimas on February 1, 2007 has an exercise price of $16.00 per share and the 2,500 shares awarded Mr. Soltis have an exercise price of $16.50 per share. The remaining contractual terms of the options are 10 years from the date of vesting.

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference from the information provided in section captioned "Certain Transactions" in the Corporation's Proxy Statement for the 2009 Annual Meeting of Shareholders to be filed with the SEC.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference herein from the information provided in section captioned "Principal Accounting Firm Fees" in the Corporation's Proxy Statement for the 2009 Annual Meeting of Shareholders to be filed with the SEC.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following Consolidated Financial Statements and related Notes to Consolidated Financial Statements, together with the report of Independent Registered Public Accounting Firm dated March 10, 2009 appear on pages 42 through 75 of this annual report on Form 10-K:

(1) Financial Statements

Consolidated Balance Sheets
December 31, 2008 and 2007
Consolidated Statements of Income for the Years Ended
December 31, 2008, 2007 and 2006
Consolidated Statements of Shareholders' Equity for the Years
Ended December 31, 2008, 2007 and 2006
Consolidated Statements of Cash Flows for the Years Ended
December 31, 2008, 2007 and 2006
Notes to Consolidated Financial Statements for the Years
Ended December 31, 2008, 2007 and 2006
Report of Independent Registered Public Accounting Firm

(2) Financial Statement Schedules

Financial statement schedules are omitted as they are not required or are not applicable or because the required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits required by Item 601 Regulation S-K
Reference is made to the Exhibit Index which is found on page 79 of this Form 10-K.

(b) the following exhibits required by Item 601 of Regulation S-K are filed as part of this report: Form 10-K Exhibit Index

Exhibit Index

S-K Reference Number	Exhibit
2(a)	Agreement and Plan of Merger, dated January 15, 2007, by and between LNB Bancorp, Inc. and Morgan Bancorp, Inc., including the attached Form of Voting Agreement and Form of Morgan Affiliate Agreement. Incorporated by reference herein from Exhibit 2.1 of the Corporation's Form 8-K filed January 17, 2007.
3(a)	LNB Bancorp, Inc. Second Amended Articles of Incorporation. Incorporated by reference herein from Exhibit 3(a) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
3(b)	Certificate of Amendment to the Amended Articles of Incorporation, filed with the Ohio Secretary of State on December 11, 2008. Incorporated by reference herein from Exhibit 3.1 of the Corporation's Form 8-K filed on December 17, 2008.
3(c)	LNB Bancorp, Inc. Amended Code of Regulations. Incorporated by reference herein from Appendix A to the Corporation's Definitive Proxy Statement on Schedule 14A filed March 16, 2007.
4(a)	Rights Agreement between LNB Bancorp, Inc. and Registrar and Transfer Corporation dated October 24, 2000. Incorporated by reference to Exhibit 10(r) to the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
4(c)	Indenture, dated as of May 9, 2007, by and between LNB Bancorp, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to floating rate Junior Subordinated Debt Securities Due June 15, 2037. Incorporated by reference herein from Exhibit 4.1 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
4(d)	Indenture, dated as of May 9, 2007, by and between LNB Bancorp, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to fixed rate Junior Subordinated Debt Securities Due June 15, 2037. Incorporated by reference herein from Exhibit 4.2 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
4(e)	Amended and Restated Declaration of Trust of LNB Trust I, dated as of May 9, 2007. Incorporated by reference herein from Exhibit 4.3 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
4(f)	Amended and Restated Declaration of Trust of LNB Trust II, dated as of May 9, 2007. Incorporated by reference herein from Exhibit 4.4 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
4(g)	Form of Warrant for Purchase of Shares of Common Stock. Incorporated by reference herein from Exhibit 4.1 of the Corporation's Form 8-K filed on December 17, 2008.
10(a)*	Form of Stock Appreciation Right Agreement. Incorporated by reference herein from Exhibit 10.1 to the Corporation's Form 8-K filed January 25, 2006.
10(b)*	LNB Bancorp, Inc. Stock Appreciation Rights Plan, as restated.
10(c)*	Stock Option Agreement, effective as of June 27, 2005, between the Corporation and Frank A. Soltis. Incorporated by reference herein from Exhibit 10.2 to the Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2005.
10(d)*	Employment Agreement by and between Daniel E. Klimas and LNB Bancorp, Inc. dated January 28, 2005. Incorporated by reference herein from Exhibit 10(a) to the Corporation's annual report Form 10-K for the fiscal year ended December 31, 2004.
10(e)	Amendment to Employment Agreement by and between Daniel E. Klimas and LNB Bancorp, Inc, dated as of July 16, 2008. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed on July 18, 2008.
10(f)	Amendment to Employment Agreement by and between Daniel E. Klimas and LNB Bancorp, Inc, dated as of December 12, 2008.

10(g)	Asset Purchase Agreement by and between LNB Mortgage, LLC., The Lorain National Bank and Mortgage One Services, Inc. dated July 1, 2004. Incorporated by reference herein from Exhibit 2 to the Corporation's quarterly report on Form 10-Q for the quarter ended June 30, 2004.
10(h)	Amendment to Supplemental Retirement Benefits Agreement by and between Gary C. Smith and LNB Bancorp, Inc., and The Lorain National Bank dated October 6, 2003. Incorporated by reference herein from Exhibit (10a) to the Corporation's annual report on Form 10-K for the year ended December 31, 2003.
10(i)*	The Lorain National Bank Retirement Pension Plan amended and restated effective December 31, 2002, dated November 19, 2002. Incorporated by reference herein from Exhibit 10 to the Corporation's annual report on Form 10-K for the year ended December 31, 2002.
10(j)	Lorain National Bank Group Term Carve Out Plan dated August 7, 2002. Incorporated by reference herein from Exhibit (10a) to the Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2002.
10(k)	Restated and Amended Employment Agreement by and between Gary C. Smith and LNB Bancorp, Inc, and The Lorain National Bank dated December 22, 2000. Incorporated by reference herein from Exhibit (10a) to the Corporation's annual report on Form 10-K for the year ended December 31, 2001.
10(l)	Supplemental Retirement Benefits Agreement by and between Gary C. Smith and LNB Bancorp, Inc, and The Lorain National Bank dated December 22, 2000. Incorporated by reference herein from Exhibit 10(n) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(m)	Amended Supplemental Retirement Agreement by and between Thomas P. Ryan and LNB Bancorp, Inc. and The Lorain National Bank dated December 23, 2000. Incorporated by reference herein from Exhibit 10(o) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(n)	Amended Supplemental Retirement Agreement by and between Gregory D. Friedman and LNB Bancorp, Inc. and The Lorain National Bank dated December 23, 2000. Incorporated by reference herein from Exhibit 10(p) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(o)*	Amended Supplemental Retirement Agreement by and between James F. Kidd and The Lorain National Bank dated June 15, 1999. Incorporated by reference herein from Exhibit 10(q) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(p)	Branch Purchase and Assumption Agreement by and between KeyBank National Association and the Lorain National Bank dated April 10, 1997. Incorporated by reference herein from Exhibit 10(s) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(q)*	Supplemental Retirement Agreement by and between James F. Kidd and The Lorain National Bank dated July 30, 1996. Incorporated by reference herein from Exhibit 10(t) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(r)	Supplemental Retirement Agreement by and between Thomas P. Ryan and The Lorain National Bank dated July 30, 1996. Incorporated by reference herein from Exhibit 10(u) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(s)	Supplemental Retirement Agreement by and between Gregory D. Friedman and The Lorain National Bank dated July 30, 1996. Incorporated by reference herein from Exhibit 10(v) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(t)	Agreement To Join In The Filing of Consolidated Federal Income Tax Returns between LNB Bancorp, Inc. and The Lorain National Bank dated February 27, 2004. Incorporated by reference herein from Exhibit 10(w) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(u)*	LNB Bancorp, Inc. 2006 Stock Incentive Plan, as restated.

10(v)*	Employment Agreement, dated January 15, 2007, by and among LNB Bancorp, Inc., The Lorain National Bank and William A. Dougherty. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed January 17, 2007.
10(w)*	LNB Bancorp, Inc. 2007 Management Incentive Plan for Key Executives. Incorporated by reference herein from Exhibit 10(z) of the Corporation's Form 10-K for the fiscal year ended December 31, 2006.
10(x)*	LNB Bancorp, Inc. 2007 CEO Short-Term Incentive Plan. Incorporation by reference from Exhibit 10(aa) of the Corporation's Form 10-K for the fiscal year ended December 31, 2006.
10(y)	Guarantee Agreement, dated as of May 9, 2007, by and between LNB Bancorp, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to securities of LNB Trust I. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
10(z)	Guarantee Agreement, dated as of May 9, 2007, by and between LNB Bancorp, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to securities of LNB Trust II. Incorporated by reference herein from Exhibit 10.2 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
10(aa)*	Change in Control Supplemental Executive Compensation Agreement between LNB Bancorp, Inc. and David S. Harnett, dated August 8, 2007. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 10-Q for the fiscal quarter ended September 30, 2007.
10(bb)*	LNB Bancorp, Inc. 2007 Chief Executive Officer Long Term Incentive Plan. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed January 15, 2008.
10(cc)*	Form of Nonqualified Stock Option Agreement under the LNB Bancorp, Inc. 2006 Stock Incentive Plan. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed February 6, 2008.
10(dd)	Letter Agreement, dated December 12, 2008, between the Corporation and the United States Department of the Treasury, which includes the Securities Purchase Agreement — Standard Terms attached thereto, with respect to the issuance and sale of the Series B Preferred Stock and Warrant. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed on December 17, 2008.
10(ee)	2008 Management Incentive Plan for Key Executives, as restated.
21.1	Subsidiaries of LNB Bancorp, Inc.
23.1	Consent of Plante & Moran, PLLC.
31.1	Rule 13a-14(a)/15-d-14(a) Certification of Chief Executive Officer, dated March 13, 2009 for LNB Bancorp, Inc.'s annual report on Form 10-K for the year ended December 31, 2008.
31.2	Rule 13a-14(a)/15-d-14(a) Certification of Chief Financial Officer, dated March 13, 2009 for LNB Bancorp, Inc.'s annual report on Form 10-K for the year ended December 31, 2008.
32.1	Section 1350 Certification of Chief Executive Officer, dated March 13, 2009 for LNB Bancorp, Inc.'s annual report on Form 10-K for the year ended December 31, 2008.
32.2	Section 1350 Certification of Chief Financial Officer, dated March 13, 2009 for LNB Bancorp, Inc.'s annual report on Form 10-K for the year ended December 31, 2008.

---

* Management contract, compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LNB BANCORP, INC.
(Registrant)

By: /s/ Sharon L. Churchill
Sharon L. Churchill
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title
/s/ Daniel P. Batista Daniel P. Batista	Director
/s/ Robert M. Campana Robert M. Campana	Director
/s/ Terry D. Goode Terry D. Goode	Director
/s/ James F. Kidd James F. Kidd	Vice Chairman and Director
/s/ J. Martin Erbaugh J. Martin Erbaugh	Director
/s/ Benjamin G. Norton Benjamin G. Norton	Director
/s/ Jeffrey F. Riddell Jeffrey F. Riddell	Director
/s/ John W. Schaeffer, M.D. John W. Schaeffer, M.D.	Director
/s/ Lee C. Howley Lee C. Howley	Director
/s/ Donald F. Zwilling Donald F. Zwilling	Director
/s/ James R. Herrick James R. Herrick	Chairman and Director
/s/ Thomas P. Perciak Thomas P. Perciak	Director
/s/ Daniel G. Merkel Daniel G. Merkel	Director
/s/ Daniel E. Klimas Daniel E. Klimas	Director and Chief Executive Officer (Principal Executive Officer)
/s/ Sharon L. Churchill Sharon L. Churchill	Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 23.1

CONSENT OF PLANTE & MORAN, PLLC
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
LNB Bancorp, Inc.

We consent to the incorporation by reference in the registration statements No. 33-65034, No. 333-125288, No. 333-115385, No. 333-133621, and No. 333-53210 on Form S-8 and No. 333-156647, No. 333-43441 and No. 333-58414 on Form S-3 and 333-141580 on Form S-4 of LNB Bancorp, Inc. of our report dated March 10, 2009, with respect to the consolidated balance sheet of LNB Bancorp, Inc. as of December 31, 2008, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of LNB Bancorp, Inc.

Plante & Moran, PLLC

Columbus, Ohio
March 12, 2009

Exhibit 31.1
Chief Executive Officer Rule 13a-14(a)/15d-14(a) Certification

I, Daniel E. Klimas, President and Chief Executive Officer of LNB Bancorp, Inc. (the "registrant") certify that:

1. I have reviewed this Annual Report on Form 10-K of LNB Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2009

/s/ Daniel E. Klimas
Daniel E. Klimas
President and Chief Executive Officer

Exhibit 31.2
Chief Financial Officer Rule 13a-14(a)/15d-14(a) Certification

I, Sharon L. Churchill, Chief Financial Officer of LNB Bancorp, Inc. (the "registrant") certify that:

1. I have reviewed this Annual Report on Form 10-K of LNB Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2009

/s/ Sharon L. Churchill
Sharon L. Churchill
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of LNB Bancorp, Inc. (the "Corporation") for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Daniel E. Klimas, President and Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation as of, and for, the periods presented in the report.

/s/ Daniel E. Klimas
Daniel E. Klimas
President and Chief Executive Officer
March 13, 2009

Exhibit 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of LNB Bancorp, Inc. (the "Corporation") for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sharon L. Churchill, Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation as of, and for, the periods presented in the report.

/s/ Sharon L. Churchill
Sharon L. Churchill
Chief Financial Officer
March 13, 2009










LNB
Bancorp, Inc.

Mail: LNB Bancorp, Inc. • 457 Broadway • Lorain, Ohio 44052-1769
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